EXECUTION COPY

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CREDIT AGREEMENT

Made as of January 11, 2008

Between

QUEST CAPITAL CORP.

as Borrower

and

EACH OF THE FINANCIAL

INSTITUTIONS AND OTHER ENTITIES FROM

TIME TO TIME PARTIES HERETO

as Lenders

and

SCOTIA CAPITAL and
TD SECURITIES
as Joint Lead Arrangers and Joint Bookrunners

and

THE BANK OF NOVA SCOTIA

as Administrative Agent

and

THE TORONTO-DOMINION BANK

as Syndication Agent

MCMILLAN BINCH MENDELSOHN LLP

MBDOCS_3730951.12	CREDIT AGREEMENT

TABLE OF CONTENTS

RECITALS
SECTION 1 – INTERPRETATION
1.1	Certain Defined Terms
1.2	Business Day
1.3	Conflict
1.4	Currency
1.5	Time
1.6	GAAP
1.7	Headings and Table of Contents
1.8	Number and Gender
1.9	References
1.10	Statutory References
1.11	Time of Day
1.12	Governing Law
1.13	Entire Agreement
1.14	Severability
1.15	Schedules

SECTION 2 – REPRESENTATIONS AND WARRANTIES
2.1	Representations and Warranties
2.2	Deemed Repetition

SECTION 3 – THE CREDIT FACILITIES
3.1	Establishment of Credit Facilities
3.2	Increase of Credit Facilities
3.3	Obligations of the Lenders and the Administrative Agent
3.4	Purpose
3.5	Borrowing Procedures – General
3.6	Repayment Procedures – General
3.7	Bankers’ Acceptances
3.8	Swing Line Loans
3.9	Conversion Option
3.10	Conversion and Rollover Not Repayment
3.11	Determination Final
3.12	Reliance on Oral Instructions
3.13	Deposit of Proceeds of Prime Loans and Discount Proceeds
3.14	Evidence of Obligations

SECTION 4 – INTEREST, FEES AND EXPENSES
4.1	Interest on Prime Loans
4.2	Fees on Bankers’ Acceptances
4.3	Pricing Matrix
4.4	Commitment Fees
4.5	Upfront Fee
4.6	Interest on Overdue Amounts
4.7	Interest Act
4.8	Limit on Rate of Interest
4.9	Change in Circumstances
4.10	Payment of Portion
4.11	Illegality
4.12	Indemnity

SECTION 5 – REDUCTION AND REPAYMENT
5.1	Term and Maturity
5.2	Repayment
5.3	Mandatory Repayment
5.4	Cancellation

SECTION 6 – PAYMENTS AND TAXES
6.1	Payments Generally
6.2	Taxes
6.3	No Set-Off
6.4	Application of Payments Before Exercise of Rights
6.5	Application of Payments After Exercise of Rights Under Section 10.2

SECTION 7 – SECURITY DOCUMENTS
7.1	Security Documents
7.2	Fonde de Pouvoir

SECTION 8 – CONDITIONS PRECEDENT
8.1	Conditions Precedent to Disbursements of Advances
8.2	Conditions Precedent to All Advances
8.3	Waiver of a Condition Precedent

SECTION 9 – COVENANTS
9.1	Affirmative Covenants
9.2	Negative Covenants
9.3	Financial Covenants
9.4	Accounting, Financial Statements and Other Information

SECTION 10 – DEFAULT AND ENFORCEMENT
10.1	Events of Default
10.2	Rights upon Default and Event of Default
10.3	Waiver of Default

SECTION 11 – REMEDIES
11.1	Remedies Cumulative
11.2	Sharing of Information
11.3	Remedies Not Limited
11.4	Sharing of Proceeds Among the Lenders
11.5	Set-Off, etc.
11.6	Administrative Agent or Lender May Perform Covenants

SECTION 12 – THE AGENT AND THE LENDERS
12.1	Authorization of Administrative Agent
12.2	Action by Administrative Agent
12.3	Arrangements for Advances
12.4	Arrangements for Repayment of Advances
12.5	Lenders Bound by Decision to Exercise Remedies
12.6	Deemed Repayment and Funding
12.7	Responsibility of Administrative Agent
12.8	Acknowledgement of Lenders
12.9	Successor Administrative Agent
12.10	Notices between the Lenders and the Administrative Agent
12.11	Relations with the Credit Parties
12.12	Reliance by Administrative Agent
12.13	Reimbursement of Administrative Agent’s Expenses and Indemnity
12.14	Borrower’s Right to Rely on Administrative Agent
12.15	Administrative Agent’s Duty to Deliver Documents
12.16	No Partnership
12.17	Adjustments Among Lenders
12.18	Administrative Agent May Deal With Collateral
12.19	Indemnity of Administrative Agent
12.20	Administrative Agent May Debit Accounts

SECTION 13 – SUCCESSORS AND ASSIGNS
13.1	Successors and Assigns Generally
13.2	Assignments by Lenders
13.3	Register
13.4	Participations
13.5	Limitations Upon Participant Rights
13.6	Certain Pledges

SECTION 14 – MISCELLANEOUS
14.1	Amendments, Waivers, etc.
14.2	Notice
14.3	Disruption of Postal Service
14.4	Further Assurances
14.5	Judgment Currency
14.6	Waivers
14.7	Reimbursement of Expenses
14.8	Submission to Jurisdiction
14.9	Counterparts
14.10	Confidentiality

Schedule 1.1(16) – Assignment and Assumption

Schedule 1.1(20) – Bankers’ Acceptance

Schedule 1.1(24) – Borrowing Base Certificate

Schedule 1.1(25) – Branches of Account

Schedule 1.1(36) – Commitments

Schedule 1.1(39) – Compliance Certificate

Schedule 1.1(95) – Permitted Liens

Schedule 1.1(49) – Discount Notes

Schedule 2.1(10) – Locations of Assets; Chief Executive Office

Schedule 2.1(16) – Canadian Pension and Benefit Plans

Schedule 2.1(19) – Corporate Organization Chart

Schedule 3.2 – Accordion Notice

Schedule 3.5(1) – Notice of Requested Advance

Schedule 3.6 – Notice of Repayment

Schedule 3.7(8) – Notice of Rollover of Bankers’ Acceptances

Schedule 3.9 – Conversion Option Notice

Schedule 5.4 – Notice of Cancellation of Credit Facilities

CREDIT AGREEMENT

This Agreement is made as of January 11, 2008, between

QUEST CAPITAL CORP.
as Borrower

and

EACH OF THE FINANCIAL INSTITUTIONS AND OTHER ENTITIES FROM TIME TO TIME PARTIES HERETO
as Lenders

and

SCOTIA CAPITAL and TD SECURITIES
as Joint Lead Arrangers and Joint Bookrunners

and

THE BANK OF NOVA SCOTIA

as Administrative Agent

and

THE TORONTO-DOMINION BANK

as Syndication Agent

RECITALS

A. The Borrower has requested that the Lenders make the Credit Facilities available.

B. Each Lender is prepared to make its Commitment available to the Borrower, subject to the law and the terms and conditions of this Agreement.

FOR VALUE RECEIVED, the parties agree as follows:

SECTION 1  – INTERPRETATION

1.1 Certain Defined Terms

The terms defined below shall have the indicated meanings unless the context expressly or by necessary implication requires otherwise:

(1) Acceptance Fee means a fee payable by the Borrower with respect to the acceptance of a Bankers’ Acceptance by a Lender under this Agreement, as set forth in Section 4.2.

(2) Accordion Notice has the meaning given to is in Section 3.2.

(3) Additional Compensation has the meaning given to it in Section 4.9(3).

(4) Administrative Agent means The Bank of Nova Scotia when acting as administrative agent and any successor administrative agent appointed under Section 12.9.

(5) Administrative Agent’s Account for Payments means the following account maintained by the Administrative Agent, to which payments and transfers are to be effected as follows:

The Bank of Nova Scotia
Global Wholesale Services – Loan Administration & Agency Operations
720 King Street West – 2nd Floor
Toronto, ON
M5V 2T3

Account No.:      52712-23902-64
Reference:           Quest Capital Corp.
Attention:            John Hall
                      Loan Administration & Agency Services

or any other account of the Administrative Agent as the Administrative Agent may from time to time advise the Borrower and the Lenders in writing.

(6) Administrative Agent’s Branch of Account means The Bank of Nova Scotia, Global Wholesale Services – Loan Administration & Agency Operations, 720 King Street West, 2nd Floor, Toronto, ON M5V 2T3 (fax: 416.866.5991) or any other office or branch of the Administrative Agent in Canada as the Administrative Agent may from time to time advise the Borrower and the Lenders in writing.

(7) Advance means an extension of credit under the Credit Facilities by a Lender to the Borrower by way of the advance of a Prime Loan or the acceptance of Bankers’ Acceptances. Any reference to the amount of any Advance shall refer to the principal amount thereof, in the case of Prime Loans, or the full face amount of any B/As accepted hereunder, in the case of an Advance by way of B/As.

(8) Affected Borrowing has the meaning given to it in Section 4.10.

(9) Affiliate has the meaning given to it in the Business Corporations Act (Ontario).

(10) Agreed Currency has the meaning given to it in Section 14.5.

(11) Agreement means this agreement, including the Schedules hereto, as amended, varied, supplemented, restated, renewed or replaced at any time and from time to time.

(12) Applicable Law means, in respect of any Person, property, transaction or event, all present and future laws, statutes, regulations, treaties, judgments and decrees applicable to that Person, property, transaction or event (whether or not having the force of law with respect to regulatory matters applicable to the Administrative Agent and the Lenders) and all applicable requirements, requests, official directives, consents, approvals, authorizations, guidelines, rules, orders and policies of any Governmental Authority having or purporting to have authority over that Person, property, transaction or event.

(13) Applicable Margin means, with respect to Prime Loans, Acceptance Fees and Commitment Fees, the number of basis points as determined in accordance with Section 4.3.

(14) Appraised Property Value means in respect of any real property the appraised value of the real property as determined by an AACI accredited appraiser acceptable to the Majority Lenders.

(15) Approved Fund means any fund that is administered or managed by (a) a Lender; (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender, where, for the purpose of this definition, fund means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

(16) Assignment and Assumption means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Administrative Agent, in substantially the form of Schedule 1.1(16) or any other form approved by the Administrative Agent.

(17) Associate has the meaning given to it in the Business Corporations Act (Ontario).

(18) Auditors means an independent chartered accounting firm of national standing or otherwise acceptable to the Administrative Agent appointed by either the shareholders or the board of directors of the Borrower to provide audit services from time to time.

(19) BA Equivalent Loan means an Advance made by a Non BA Lender evidenced by a Discount Note.

(20) Bankers’ Acceptance and B/A each means, as applicable, a bill of exchange within the meaning of the Bills of Exchange Act (Canada) denominated in Canadian Dollars, drawn by the Borrower and accepted by a Lender, and includes a Discount Note, and a depository bill issued in accordance with the Depository Bills and Notes Act (Canada), as amended from time to time, substantially in the form of Schedule 1.1(20).

(21) Borrower means Quest Capital Corp. and its successors and permitted assigns.

(22) Borrower’s Account means an account of the Borrower maintained at the Branch of Account of The Bank of Nova Scotia, in Canada, particulars of which the Borrower has advised the Administrative Agent in writing.

(23) Borrowing Base means, at any time, the lesser of:

(a)	the Total Commitment, and

(b)	50% of the aggregate principal amount of Qualified Mortgages less Preferred Claims.

(24) Borrowing Base Certificate means a Certificate substantially in the form attached as Schedule 1.1(24) signed by an officer of the Borrower.

(25) Branch of Account means, with respect to each Lender, the branch of the Lender at the address set out opposite the Lender’s name on Schedule 1.1(25) or any other branch as such Lender may advise the Borrower and the Administrative Agent in writing.

(26) Business Day means a day on which chartered banks are open for over-the-counter business in Toronto and excludes Saturday, Sunday and any day which is a statutory holiday in Toronto.

(27) Canadian Benefit Plans means all material employee benefit plans or arrangements maintained or contributed to by any of the Credit Parties that are not Canadian Pension Plans, including all profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock, legal services, supplementary unemployment benefit plans or arrangements and all life, health, dental and disability plans and arrangements in which the employees or former employees of any of the Credit Parties participate or are eligible to participate but excluding all stock option or stock purchase plans.

(28) Canadian Dollars and the symbol “Cdn$” each means lawful money of Canada.

(29) Canadian Pension Plans means all plans or arrangements which are considered to be pension plans for the purposes of any applicable pension benefits standards statute or regulation in Canada established, maintained or contributed to by any of the Credit Parties for its employees or former employees.

(30) Capital Expenditures means, for any period, the aggregate amount of all expenditures of the Borrower, determined on a consolidated basis, for fixed or capital assets made during such period which in accordance with GAAP are classified as capital expenditures and, for greater certainty, includes maintenance capital expenditures.

(31) Capital Lease means, with respect to a Person, any lease or other arrangement relating to property or assets which would be required to be accounted for as a capital lease on a balance sheet of that Person in accordance with GAAP.  The amount of any Capital Lease at any date shall be the amount of the obligation in respect thereof which would be included on the balance sheet.

(32) CDOR Rate means, on any day, for a particular term, the annual rate of interest which is the arithmetic average of the discount rates applicable to Canadian Dollar Bankers’ Acceptances identified as such on the Reuters Screen CDOR Page at approximately 10:00 a.m. on such day for the particular term (as adjusted by the Administrative Agent after 10:00 a.m. to reflect any error in any posted rate or in the posted average annual rate).  If the rate does not appear on the Reuters Screen CDOR Page as contemplated above, then the CDOR Rate on any day for the particular term shall be calculated as the arithmetic average of the discount rates applicable to Canadian Dollar Bankers’ Acceptances of, and as quoted by, the Schedule I Reference Banks as of 10:00 a.m. on the day for the particular term, or if the day is not a Business Day, then on the immediately preceding Business Day.

(33) Certificate means, in respect of any Credit Party, a written certificate signed in the name of such Credit Party by an officer thereof.

(34) Closing Date means January 11, 2008.

(35) Collateral means the undertaking, property and assets subject to a Lien in favour of the Administrative Agent under the Security Documents and any other property, real or personal, tangible or intangible, now existing or hereafter acquired by any Credit Party or any other Person, that may at any time be or become subject to a Lien in favour of the Administrative Agent or the Lenders to secure any or all of the Obligations.

(36) Commitment means, with respect to any Lender, the principal amount set out opposite such Lender’s name under the heading “Commitment” in Schedule 1.1(36), as such amount may be reduced or cancelled in accordance with the Agreement or increased pursuant to Section 3.2.

(37) Commitment Fee has the meaning given to it in Section 4.4(1).

(38) Commitment Fee Payment Date has the meaning given to it in Section 4.4(1).

(39) Compliance Certificate means a Certificate substantially in the form attached as Schedule 1.1(39) signed by an officer of the Borrower.

(40) Contaminant means any pollutant, dangerous, toxic or hazardous substance, waste of any description whatsoever, hazardous material or contaminant, including any of the foregoing as defined in any Environmental Laws.

(41) Contract Period means the period selected by the Borrower in accordance with Section 3.5(1) in respect of Bankers’ Acceptances commencing on the Drawdown Date, Rollover Date or Conversion Date, as applicable, and expiring on a Business Day, subject to the terms of Section 3.7.

(42) Control means the possession, directly or indirectly, alone or in combination with others (by virtue of an agreement, arrangement, commitment or understanding), of a sufficient number of the voting rights attached to all outstanding voting securities of the Borrower to affect materially the control of the Borrower, and, the possession, directly or indirectly, alone or in combination with others, of more than 20 per cent of the voting rights attached to all outstanding voting securities of the Borrower shall be deemed, in the absence of evidence to the contrary, to be possession of a sufficient number of the voting rights to affect materially the control of the Borrower.

(43) Conversion means the conversion of an outstanding Advance, or a portion of an outstanding Advance, into an alternative type of Advance under Section 3.9.

(44) Conversion Date means the Business Day that the Borrower elects as the date on which a Conversion is to occur.

(45) Credit Facilities has the meaning given to it in Section 3.1.

(46) Credit Parties means the Borrower and the Material Subsidiaries of the Borrower, now existing or created or acquired after the date hereof, and Credit Party means any of them.

(47) Debt of a Person means:

(a)	all debts and liabilities of the Person for borrowed money;

(b)	all Financial Assistance granted by the Person;

(c)	any obligation, contingent or other, which is required to be classified in accordance with GAAP upon the Person’s balance sheet as a liability;

(d)	any obligation secured by any Lien existing on property owned or acquired by the Person subject to the Lien whether or not the obligation secured thereby shall have been assumed;

(e)
any debt or liability of the Person representing the deferred acquisition cost of property or assets created or arising under any conditional sale agreement or other title retention agreement even though the rights and remedies of the seller under that agreement in the event of default are limited to repossession or sale of property or assets covered thereby;

(f)	any liabilities, contingent, unmatured or other, under indemnities given in respect of any bankers’ acceptance, or letter of credit;

(g)	any operating lease under which the Person has furnished a residual value guarantee and in respect of which the Person is liable as lessee;

(h)	any Capital Lease by which the Person is bound; and

(i)	all Hedging Liabilities of the Person;

but “Debt” does not include deferred taxes or trade payables in the ordinary course of business.

(48) Default means an event, circumstance or omission which constitutes an Event of Default or which, with any or all of the giving of notice, lapse of time, or a failure to remedy the event, circumstance or omission within a lapse of time, would constitute an Event of Default.

(49) Discount Note means a non-interest bearing promissory note denominated in Canadian Dollars, substantially in the form of Schedule 1.1(49), issued by the Borrower to a Non BA Lender to evidence a BA Equivalent Loan.

(50) Discount Proceeds means, for any Bankers’ Acceptance issued hereunder, an amount calculated on the applicable Drawdown Date, Rollover Date or Conversion Date, as applicable, by multiplying:

(a)	the face amount of the Bankers’ Acceptance

by

(b)	the quotient obtained by dividing:

(i)	one

by

(ii)	the sum of one plus the product of:

(A)	the Discount Rate applicable to the Bankers’ Acceptance

and

(B)	a fraction, the numerator of which is the number of days in the applicable Contract Period and the denominator of which is 365,

with the quotient being rounded up or down to the fifth decimal place and .00005 being rounded up.

(51) Discount Rate means with respect to an issue of Bankers’ Acceptances in Canadian Dollars with the same maturity date, (a) for a Lender which is a Schedule I Lender, (i) the average B/A discount rate for the appropriate term as quoted on Reuters Screen CDOR Page determined at or about 10:00 a.m. (Toronto time) on the first day of the applicable Contract Period, as adjusted by the Administrative Agent after 10:00 a.m. to reflect any error in the posted rate or in the posted average annual rate, or, (ii) if the discount rate for a particular term is not quoted on Reuters Screen CDOR Page, the arithmetic average of the actual discount rates for B/As for such term quoted by the Schedule I Reference Banks at or about 10:00 a.m. (Toronto time) on the first day of the applicable Contract Period but not to exceed the actual rate of discount applicable to B/As quoted by the Administrative Agent (as Lender) for the same B/A issue plus up to 10 basis points per annum, and (b) for a Lender which is not a Schedule I Lender, the lesser of (i) the arithmetic average of the actual discount rates for B/As for such term quoted by the Schedule II/III Reference Banks at or about 10:00 a.m. (Toronto time) on the first day of the applicable Contract Period and (ii) the actual rate of discount applicable to B/As as determined for Schedule I Lenders in (a) above for the same B/A issue plus up to 10 basis points per annum.

(52) Distributable Income means “income” of the Borrower for the purposes of the ITA.

(53) Distribution means, in respect of any Person, any payment, loan, contribution or other transfer of funds or property to the beneficial holder of any security issued by such Person (where security has the meaning assigned in the Securities Act (Ontario)), or to any Associate or Affiliate of that holder, either directly or indirectly, including dividends, distributions, repayment of the principal of, or any interest on, any loans or the redemption, retraction or purchase of any of those securities, but excludes compensation to employees, consultants and management of the Person, reimbursement of expenses and other payments in the ordinary course of business of the Person.

(54) Documents means this Agreement, the Bankers’ Acceptances, the Security Documents, and all certificates, instruments, agreements and other documents delivered, or to be delivered, to the Administrative Agent and the Lenders under this Agreement and, when used in relation to any Person, the term Documents means the Documents executed and delivered by the Person.

(55) Drawdown Date means a Business Day on which an Advance is made or is deemed to be made.

(56) EBITDA means, with respect to any fiscal period of the Borrower, the consolidated net income (excluding extraordinary gains or losses) of the Borrower for that period, plus, to the extent deducted in determining that net income, interest and income taxes accrued during, and depreciation, depletion and amortization expenses deducted for that period, all computed and consolidated in accordance with GAAP.

(57) Eligible Assignee means any Person (other than a natural person, any Credit Party or any Affiliate of a Credit Party), in respect of which any consent that is required by Section 13.2 has been obtained.

(58) Environmental Activity means any activity, event or circumstance in respect of a Contaminant including its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation or its Release into the natural environment including movement through or in the air, soil, subsoil, surface water or groundwater.

(59) Environmental Laws means any and all federal, provincial, state, municipal and local statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, grants, licences, agreements or other governmental restrictions of, as applicable, Canada, its provinces and all applicable municipalities thereof and the United States of America, its states, and all applicable municipalities thereof relating to the environment, health and safety, health protection or any Environmental Activity.

(60) Equity means the total of share capital, contributed surplus and retained earnings plus Subordinated Debt.

(61) Excluded Taxes has the meaning given to it in Section 6.2(4).

(62) Event of Default means any of the events or circumstances specified in Section 10.1.

(63) Fee Letter means a fee letter dated October 18, 2007 issued by Scotia Capital and TD Securities and accepted by the Borrower.

(64) Financial Assistance means, with respect to any Person and without duplication, any loan to or Investment in or other form of direct or indirect financial support of any other Person or any obligation (contingent or other) intended to enable another Person to incur or pay any Debt or to comply with agreements relating thereto or otherwise to assure or protect creditors of the other Person against loss in respect of Debt of the other Person and includes any guarantee of the Debt of the other Person and any absolute or contingent obligation:

(a)	to advance or supply funds for the payment or purchase of any Debt of any other Person;

(b)
to purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any Person to make payment of Debt or to assure the holder thereof against loss;

(c)	to indemnify or hold harmless any creditor of any other Person from or against any losses, liabilities or damages;

(d)	to make a payment to another for goods, property or services regardless of the non-delivery or non-furnishing thereof; or

(e)	to make an Investment in or to maintain the capital, working capital, solvency or general financial condition of another Person.

The amount of any Financial Assistance is the amount of any loan or Investment or direct or indirect financial support, without duplication, made or given, or all Debt of the obligor to which the Financial Assistance relates, unless the Financial Assistance is limited to a determinable amount, in which case the amount of the Financial Assistance is the determinable amount.

(65) Fiscal Quarter means a fiscal quarter of the Credit Parties ending on March 31, June 30, September 30 and December 31 in each Fiscal Year.

(66) Fiscal Year means the fiscal year of the Credit Parties ending on December 31 of each calendar year.

(67) Funded Debt means, at any time, without duplication, all obligations for borrowed money which bears interest or to which interest is imputed, all obligations for the deferred payment of the purchase price of any property, all indebtedness under Capital Leases, all indebtedness secured by purchase money security interests and Net Hedging Liabilities, but excludes Subordinated Debt.

(68) GAAP means generally accepted accounting principles in effect in Canada at the time any calculation or determination is made or required to be made in accordance with generally accepted accounting principles, applied in a consistent manner from period to period, including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.

(69) Government Approvals means, with respect to any Person, all licences, permits, consents, authorizations and approvals from any and all Governmental Authorities required for the conduct of that Person’s business as presently conducted.

(70) Governmental Authority means any domestic or foreign government including any federal, provincial, state, territorial or municipal government and any government agency, tribunal, commission or other authority exercising or purporting to exercise executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government.

(71) Granting Lender has the meaning given to it in Section 13.1(3)(a).

(72) Hedge Contract means a contract for the purchase of any currency with any other currency at an agreed rate of exchange on a specified date, an interest rate or currency swap or any other interest or exchange rate exposure management arrangements governed by an ISDA Master Agreement.

(73) Hedging Liabilities of a Person means, with respect to any Hedge Contract, at any date of calculation, the amount which would be owing by such Person under the Hedge Contract if such agreement was terminated on the date of calculation.

(74) including means including without limitation and includes means includes without limitation.

(75) Interest Expense means, for any period, as reflected on the consolidated financial statements of the Borrower for the period, the cost to the Borrower of advances of credit outstanding during that period including interest charges, the interest component of Capital Leases, fees payable in respect of letters of credit and discounts incurred and fees payable in respect of bankers’ acceptances, all computed and consolidated in accordance with GAAP, and, for greater certainty, includes interest on Subordinated Debt.

(76) Interest Payment Date means the first Business Day of each month.

(77) Investment means, for any Person, the acquisition (whether for cash, property, services, securities or otherwise) of shares, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person or any agreement to make that acquisition.

(78) ISDA means the International Swaps and Derivatives Association, Inc. and any successor thereto.

(79) ITA means the Income Tax Act (Canada), as amended, and any successor thereto, and any regulations promulgated thereunder.

(80) Judgment Currency has the meaning given to it in Section 14.5.

(81) Lenders means all of the banks and other financial institutions named on the signature pages of this Agreement, including without limitation, the Swing Line Lender and their permitted successors and assigns, and “Lender” means any one of them.

(82) Lien means any mortgage, charge, lien, hypothec or encumbrance, whether fixed or floating on, or any security interest in, any property, whether real, personal or mixed, tangible or intangible, any pledge or hypothecation of any property, any deposit arrangement, priority, conditional sale agreement, other title retention agreement or equipment trust, Capital Lease or other security arrangement of any kind.

(83) Majority Lenders means:

(a)	any group of Lenders whose Commitments represent, in the aggregate, at least 66 2/3% of the Total Commitment; or

(b)	at any time when the Commitments have terminated, any group of Lenders from whom, in the aggregate, at least 66 2/3% of the outstanding Advances have been made available.

(84) Material Adverse Change means, where used in relation to the affairs of any Credit Party or other Person, a change in the business, operations or capital of such Credit Party or other Person that would reasonably be expected to have a Material Adverse Effect.

(85) Material Adverse Effect means a material adverse effect on (a) the business, operations, property or financial or other condition of the Credit Parties taken as a whole which would materially and adversely affect the ability of the Credit Parties to perform and discharge their obligations under this Agreement, any of the other Documents, or their Material Contracts, (b) the Collateral, the Administrative Agent’s or the Lenders’ Liens on the Collateral or the priority of those Liens, or (c) the Administrative Agent’s or the Lenders’ ability to enforce their rights or remedies under this Agreement or any of the other Documents.

(86) Material Contract means any mortgage, purchase or servicing agreement or other contract or agreement to which any Credit Party is a party or by which it is bound, the termination or cancellation of which (prior to its scheduled termination date) would have a Material Adverse Effect.

(87) Material Subsidiaries means any Subsidiary whose Equity constitutes greater than 10% of consolidated Equity of the Borrower.

(88) Maturity Date means January 11, 2010.

(89) Net Hedging Liabilities of a Person means all Hedging Liabilities of the Person at any date of calculation, after netting or setting off against such liabilities all amounts that would be owing to the Person under all Hedge Contracts if terminated on such date, except to the extent such netting or setting off is not permitted by GAAP or Applicable Law.

(90) Non BA Lender means a Lender that cannot or does not as a matter of policy issue bankers’ acceptances.

(91) Obligations means all debts, liabilities and obligations for the payment of monetary amounts or for the performance of covenants, tasks or duties (whether or not those amounts are liquidated or determinable, or performance is then required or contingent) owing by the Borrower and the other Credit Parties, or any of them, to the Administrative Agent or any Lender under any or all of the Documents or to any Lender or affiliate of any Lender under any Hedge Contract, present or future, direct or indirect, absolute or contingent, of any kind or nature and whether or not evidenced by any agreement or other instrument, including all obligations owed by the Borrower and the other Credit Parties, or any of them, to the Lenders for Advances or otherwise under the Credit Facilities.

(92) Original BNS Letter Agreement means a letter agreement dated March 7, 2007 between the Bank of Nova Scotia and the Borrower.

(93) Participant has the meaning given to it in Section 13.4.

(94) Permitted Distributions means Distributions of  Distributable Income, provided that in each case no Default or Event of Default has occurred and is continuing at the time of, or would reasonably be expected to occur as a result of, any such Distribution.

(95) Permitted Liens means, in respect of the Credit Parties:

(a)
any Lien created by, or arising under any statute or regulation or common law (in contrast with Liens voluntarily granted) in connection with, without limiting the foregoing, workers’ compensation, unemployment insurance, employers’ health tax or other social security or statutory obligations that secure amounts that are not yet due or which are being contested in good faith by proper proceedings diligently pursued and as to which adequate reserves have been established on the Borrower’s or the applicable Credit Party’s books and records and a stay of enforcement of the Lien is in effect;

(b)
Liens made or incurred in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the borrowing of money), leases, statutory obligations or surety and performance bonds;

(c)
any construction, workers’, materialmens’ or other like Lien created by law (in contrast with Liens voluntarily granted), arising in connection with construction or maintenance in the ordinary course of business, in respect of obligations which are not due or which are being contested in good faith by proper proceedings diligently pursued and as to which adequate reserves have been established on the applicable Credit Party’s books and records and a stay of enforcement of the Lien is in effect;

(d)
any Lien for Taxes not overdue or being contested in good faith by appropriate proceedings diligently pursued and as to which adequate reserves have been established on the applicable Credit Party’s books and records and a stay of enforcement of the Lien is in effect;

(e)
minor imperfections in title on real property that do not materially impair the applicable Credit Party’s ability to carry on its business or the Administrative Agent’s or the Lenders’ rights and remedies under the Documents;

(f)
any purchase money Lien on specific fixed assets (including Capital Leases) to secure the payment of the purchase price of those fixed assets where the amount of the obligations secured does not exceed 100% of the lesser of the cost or fair market value of the fixed assets and the amount secured by all the Liens does not exceed Cdn$100,000 in the aggregate; and extensions, renewals or replacements thereof upon the fixed assets if the amount of the obligations secured thereby is not increased;

(g)
restrictions, easements, rights-of-way, servitudes or other similar rights in land (including rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of the Credit Parties, of the real property subject to the restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons;

(h)
the rights reserved to or vested in any Person by the terms of any lease, licence, franchise, grant or permit held by any Credit Party or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(i)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown;

(j)
restrictive covenants affecting the use to which real property may be put, provided that the covenants are complied with and do not materially impair the use of the real property in the operations of any Credit Party;

(k)
any Lien resulting from security given to a utility or Governmental Authority in the ordinary course of business when required by such utility or Governmental Authority in connection with the operation of the business of any Credit Party;

(l)
the granting by any Credit Party in the ordinary course of its business of any lease, sublease, tenancy or right of occupancy to any Person in respect of real property owned or leased by such Credit Party;

(m)	any interest or title of a lessor or sublessor under any lease and any restriction or encumbrance to which the interest or title of such lessor may be subject;

(n)	the Liens created by the Security Documents and any other security provided to the Administrative Agent or a Lender as security for the Obligations;

(o)	Liens in respect of which the Lenders have given their consent in writing; and

(p)	the Liens referred to in Schedule 1.1(95);

provided, however, that the foregoing list of Permitted Liens is not intended to, and shall not be construed as, subordinating or postponing, or as an agreement to subordinate or postpone, any Lien granted or created by any of the Documents to any such Permitted Lien.

(96) Person means any natural person, sole proprietorship, partnership, syndicate, trust, joint venture, Governmental Authority or any incorporated or unincorporated entity or association of any nature.

(97) Preferred Claims means, at any time, in respect of any assets of any Credit Party, all claims secured by a Lien created by, or arising under, any Applicable Law without the consent of the applicable Credit Party (in contrast with Liens voluntarily granted) which rank, or are capable of ranking, prior to or pari passu with the Liens created by the Security Documents against or over such assets, whether then existing or, in the Administrative Agent’s judgment, acting reasonably, likely to arise, including claims for unremitted rents, Taxes, wages, employee deductions, workers’ compensation obligations, government royalties or pension fund obligations.

(98) Prime Loan means an Advance which is denominated in Canadian Dollars and in respect of which the Borrower is obligated to pay interest in accordance with Section 4.1(1).

(99) Prime Rate means, with respect to a Prime Loan, on any day the greater of:

(a)
the annual rate of interest announced from time to time by Administrative Agent as being its reference rate then in effect on such day for determining interest rates on Canadian Dollar denominated commercial loans made by it in Canada; and

(b)	the CDOR Rate for 1 month B/As in effect from time to time plus 100 basis points per annum.

Any change in the Prime Rate shall be effective on the date the change becomes effective generally.

(100) Qualified Mortgages means individual mortgage loans legally and beneficially owned by the Borrower and/or its Material Subsidiaries, each of which is subject to a first ranking Lien under the Security Documents in favour of the Administrative Agent, and which are:

(a)	secured by real estate assets in Canada;

(b)	up to a principal amount not exceeding the Borrower’s proportionate ownership interest in the mortgage loan;

(c)	up to a principal amount not exceeding 75% of the Appraised Property Value of the real property securing such mortgage loan;

(d)	not exceeding a principal amount of Cdn$35,000,000 (without prior Majority Lender consent);

(e)	having a term of not greater than 24 months from the date of closing of the mortgage loan;

(f)
secured by a first or second charge on the subject real property, with the aggregate principal amount of all loans where the primary security is a second charge to comprise no more than 15% of the aggregate principal amount of all Qualified Mortgages; and

(g)	excluding all mortgage loans, where any amounts owing thereunder are greater than ninety (90) days past due.

(101) Rateable Portion, with respect to a Lender, means

(a)	the fraction of the Total Commitment represented by that Lender’s Commitment; and

(b)	after the Total Commitment has terminated, the fraction of all Advances under the Credit Facilities owing to that Lender.

(102) Related Parties means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

(103) Release means the method by which a Contaminant comes to be in the environment at large and includes discharging, spraying, injection, abandonment, depositing, spilling, leaking, seeping, pouring, emitting, emptying, throwing, dumping, placing and exhausting, and when used as a noun has a correlative meaning.

(104) Reuters Screen CDOR Page means the display designated as page CDOR on the Reuters Monitor Money Rates Service or other page as may, from time to time, replace that page on that service for the purpose of displaying bid quotations for bankers’ acceptances accepted by leading Canadian banks.

(105) Rollover means the rollover of an Advance by way of Bankers’ Acceptance for an additional Contract Period under Section 3.7(8).

(106) Rollover Date means the Business Day on which a Rollover occurs.

(107) Schedule I Lender means any Lender named on Schedule I to the Bank Act (Canada).

(108) Schedule II/III Lender means any Lender named on Schedule II or Schedule III to the Bank Act (Canada), as applicable.

(109) Schedule I Reference Banks means at least one but no more than two banks named on Schedule I to the Bank Act (Canada) as agreed by the Administrative Agent and the Borrower.

(110) Schedule II/III Reference Banks means at least one but no more than two banks named on Schedule II or Schedule III to the Bank Act (Canada) as agreed by the Administrative Agent and the Borrower.

(111) Schedules means the schedules attached to and forming part of this Agreement, as particularized in Section 1.15.

(112) Security Documents means the Documents creating Liens on the assets of any Credit Party in favour of the Administrative Agent on behalf of the Lenders, and all other instruments, agreements and documents which have been or may hereafter from time to time be executed in connection therewith, including the Documents set out in Section 7.1.

(113) Subordinated Debt means Debt which has been formally postponed to the Obligations and assigned to the Administrative Agent on behalf of the Lenders on terms satisfactory to the Majority Lenders.

(114) Subsidiary of a Person means (a) any corporation of which the Person and/or any one of its Affiliates holds, directly or beneficially, other than by way of security only, securities to which are attached more than 50% of the votes that may be cast to elect directors of such corporation, (b) any corporation of which the Person and/or any one of its Affiliates has, through operation of law or otherwise, the ability to elect or cause the election of a majority of the directors of such corporation and (c) any partnership, limited liability company or joint venture in which such Person and/or one or more Subsidiaries of such Person shall have, directly or indirectly, more than 50% of the votes that may be cast to elect the governing body of such entity.

(115) Sufficient Copies means, in respect of documents required to be delivered under this Agreement, the number of copies of each document equal to the number of Lenders plus the Administrative Agent at the time the document is delivered, unless the Borrower is otherwise notified by the Administrative Agent.

(116) Swing Line Account has the meaning given to it in Section 3.8(1).

(117) Swing Line Commitment means, with respect to the Swing Line Lender, the principal amount set out opposite its name under the heading Swing Line Commitment in Schedule 1.1(36), as such amount may be reduced or cancelled in accordance with this Agreement.

(118) Swing Line Lender means The Bank of Nova Scotia in its capacity as Lender under the Swing Line Loan, or such other bank as the Borrower and the Administrative Agent may agree.

(119) Swing Line Loan means an Advance made under this Agreement in accordance with Section 3.8(1).

(120) Tangible Total Assets means, at any time, in respect of the Borrower, calculated on a consolidated basis, the total book value of the assets of the Borrower, less the aggregate of (i) advances to security holders or employees, (ii) investments in Affiliates (other than Material Subsidiaries), (iii) goodwill, (iv) all other assets normally regarded as intangible under GAAP, and (v) the outstanding amount of all mortgage loans where any monies owing thereunder are greater than ninety (90) days past due.

(121) Taxes means all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority (including income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services or other value-added, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges) together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges.

(122) Total Commitment means Cdn$88,000,000, as such amount may be reduced or cancelled in accordance with this Agreement or increased pursuant to Section 3.2.

(123) Written or in writing includes printing, typewriting, or any electronic means of communication capable of being legibly reproduced at the point of reception.

1.2 Business Day

If under this Agreement any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, that payment or calculation is to be made, and that other action is to be taken, as applicable, on or as of the next day that is a Business Day.

1.3 Conflict

If there is a conflict between any provision of this Agreement and any provision of another document contemplated by or delivered under or in connection with this Agreement, the relevant provision of this Agreement is to prevail.

1.4 Currency

Unless otherwise specified, all amounts are stated in Canadian dollars.

1.5 Time

Time shall be of the essence in all provisions of this Agreement.

1.6 GAAP

Unless otherwise expressly provided, all accounting terms used in this Agreement shall be interpreted and all financial information shall be prepared in accordance with GAAP, consistently applied.

1.7 Headings and Table of Contents

The division of this Agreement into sections, the insertion of headings and the provision of a table of contents are for convenience of reference only and are not to affect the construction or interpretation of this Agreement.

1.8 Number and Gender

Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.9 References

Unless otherwise specified, references in this Agreement to Sections and Schedules are to sections of, and schedules to, this Agreement.  The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular section hereof.

1.10 Statutory References

Unless otherwise specified, each reference to an enactment is deemed to be a reference to that enactment, and to the regulations made under that enactment, as amended or re-enacted from time to time.

1.11 Time of Day

Unless otherwise specified, references to time of day or date mean the local time or date in the City of Toronto, Province of Ontario.

1.12 Governing Law

This Agreement and, unless otherwise specified therein, each of the Documents are governed by, and are to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario, but without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of any Credit Party may be found.

1.13 Entire Agreement

This Agreement and all Documents constitute the entire agreement between the parties with respect to the subject matter and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral.

1.14 Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

(1) the legality, validity or enforceability of the remaining provisions of this Agreement; or

(2) the legality, validity or enforceability of that provision in any other jurisdiction.

1.15 Schedules

The following Schedules are attached to and form part of this Agreement:

Schedule 1.1(16) – Assignment and Assumption

Schedule 1.1(20) – Bankers’ Acceptance

Schedule 1.1(24) – Borrowing Base Certificate

Schedule 1.1(25) – Branches of Account

Schedule 1.1(36) – Commitments

Schedule 1.1(39) – Compliance Certificate

Schedule 1.1(49) – Discount Note

Schedule 1.1(95) – Permitted Liens

Schedule 2.1(10) – Locations of Assets; Chief Executive Office

Schedule 2.1(16) – Canadian Pension and Benefit Plans

Schedule 2.1(19) – Corporate Organization Chart

Schedule 3.2 – Accordion Notice

Schedule 3.5(1) – Notice of Requested Advance

Schedule 3.6 – Notice of Repayment

Schedule 3.7(8) – Notice of Rollover of Bankers’ Acceptances

Schedule 3.9 – Conversion Option Notice

Schedule 5.4 – Notice of Cancellation of Credit Facilities

SECTION 2 – REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties

Each Credit Party makes the following representations and warranties to the Administrative Agent and each Lender, all of which shall survive the execution and delivery of this Agreement:

(1) Existence, Power and Qualification.  Each of the Credit Parties (a) is a corporation duly incorporated or otherwise formed, organized and validly existing under the laws of its jurisdiction of incorporation or formation, (b) is up to date in all material respects in all filings required under those laws, (c) has the requisite corporate power and authority to operate and lease its properties and assets and to conduct the businesses in which it is presently engaged, and (d) except where failure to be so qualified would not have a Material Adverse Effect, is duly qualified under the laws of each jurisdiction where its ownership, lease or operation of properties or assets or the conduct of its business requires qualification.

(2) Power and Authority.  The execution, delivery and performance by the Credit Parties of this Agreement, the Security Documents and the other Documents (a) are within its powers, (b) have been duly authorized by all necessary or proper corporate or other action, (c) do not conflict with, result in a breach or violation of, or constitute a default under, its constating documents, any unanimous shareholders’ agreement or, in any material respect, any Applicable Law or other document to which it is a party or by which it is bound, (d) do not conflict with or result in the breach or termination of, constitute a default under, or accelerate any performance required by any Material Contract, and (e) do not and will not result in the creation of any Lien, except as set out in the Security Documents, upon any of its assets or properties under any agreement or other document.

(3) Authorization, Execution, Delivery and Binding Effect.  Each of this Agreement, the Security Documents and the other Documents executed by any Credit Party has been or will be duly authorized, executed and delivered and constitutes or will constitute a legal, valid and binding obligation of such Credit Party, enforceable in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally, (b) the fact that specific performance and injunctive relief may only be given at the discretion of the courts, and (c) the equitable or statutory powers of the courts to stay proceedings before them and to stay the execution of judgments.

(4) No Approvals Required.  (a) Each of the Credit Parties has obtained all Governmental Approvals which are necessary for the conduct of its business as presently conducted, except where failure to so obtain any such approvals would not have a Material Adverse Effect, each of which approvals is in full force and effect, is a good, valid and subsisting approval which has not been surrendered, forfeited or become void or voidable, (b) there is no default under any Governmental Approval, nor are there any proceedings in progress, pending or threatened which may result in the revocation, suspension or material adverse modification of the Governmental Approval, in each case which would have a Material Adverse Effect, and (c) no further registration, order, permit, filing, consent, authorization, licence, decree or approval of, from or with any Person (including any Governmental Authority) is necessary in order to ensure the legality, validity, binding effect and enforceability of this Agreement, the Security Documents, or any other Document or the execution, delivery or performance of the Obligations.

(5) Financial Statements.  The audited financial statements of the Borrower for the fiscal year ended December 31, 2006, copies of which have been furnished to the Administrative Agent, were prepared in accordance with GAAP applied on a basis consistent with preceding periods, except as stated therein or in the notes, and those financial statements fairly represent the financial condition of the Borrower as at their date.

(6) Material Adverse Change.  Since the date of the financial statements referred to in Section 2.1(5), except as otherwise disclosed to the Administrative Agent in writing, there has been no Material Adverse Change with respect to any Credit Party and there has been no change in the financial condition or the results of operations of any Credit Party that could have a Material Adverse Effect.

(7) Contingent Liabilities and Debt.  Other than with respect to the Obligations, none of the Credit Parties has any contingent liabilities which are not disclosed in the most recent financial statements furnished to the Administrative Agent by any of the Credit Parties or otherwise disclosed to the Administrative Agent in writing, nor have any of the Credit Parties incurred any Debt which is not disclosed on or reflected in those financial statements or otherwise disclosed to the Administrative Agent in writing.

(8) Title to Assets and Liens.  Each Credit Party has good and marketable title to all of its properties and assets free and clear of any Liens, other than Permitted Liens.

(9) Security Documents.  The Security Documents create or will create valid and enforceable Liens upon the Collateral on the terms set out therein, subject only to the terms of this Agreement and to Permitted Liens, and the Security Documents have been or will be registered or recorded in all places where registration or recording is necessary to perfect and protect the charges and security interests created therein.

(10) Location of Assets, Places of Business.  The locations of each Credit Party’s tangible and intangible property and assets, places of business and registered chief executive offices are set out in Schedule 2.1(10).  As at the date of this Agreement the Borrower does not have any Material Subsidiaries.

(11) No Default or Event of Default.  There exists no Default or Event of Default.

(12) Compliance.  Each Credit Party is in compliance with its constating documents and is in compliance in all material respects with all Applicable Laws, including health, safety and employment standards, labour codes and Environmental Laws.

(13) Litigation.  Other than as reported in the most recent audited annual financial statements of the Credit Parties, no litigation, investigation or proceeding of or before any Governmental Authority, arbitrator, court or administrative agency is pending or, to its knowledge, threatened against any of the Credit Parties or against any of their respective properties, assets or revenues, including the Collateral, which, if determined adversely against any of them, would expose any of them to present or future liability in excess of Cdn$100,000.

(14) Full Disclosure.  As of their respective dates, neither the financial statements referred to in Section 2.1(5), nor any other statement furnished by any of the Credit Parties or on its behalf to the Administrative Agent in connection with this Agreement, contained any untrue statement of a material fact or omitted to state a material fact necessary to make those statements not misleading, and all those statements, taken as a whole, did not contain any untrue statement of a material fact or omit a material fact necessary to make the statements not misleading.  All expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by the Credit Parties and any other Person who furnished the statements.  There is no fact or circumstance known to the Credit Parties, which the Credit Parties have not disclosed to the Administrative Agent in writing which has had or could have, in any Credit Party’s view, a Material Adverse Effect.

(15) Tax Returns.  Each of the Credit Parties has filed or caused to be filed all tax returns which are required to have been filed, and has paid all Taxes shown to be due and payable on those returns or on any assessments made against it and all other Taxes, fees or other charges imposed on it by any Governmental Authority, other than those the amount or validity of which is currently being contested in good faith by appropriate proceedings being diligently pursued, and with respect to which adequate reserves in conformity with GAAP have been provided in its books and of which the details have been provided to the Administrative Agent.  No Liens for Taxes have been filed and, to its knowledge, no claims are being asserted with respect to any Taxes.

(16) Canadian Pension and Benefit Plans.  Neither the Borrower nor any of its Subsidiaries is party to any Canadian Pension Plans or Canadian Benefit Plans save as set forth in Schedule 2.1(16) and neither the Borrower nor any of its Subsidiaries is in default of any of their obligations(including fiduciary, funding, investment, administrative and reporting obligations) under any such plans.

(17) Labour Matters.  There are no strikes or other labour disputes against any of the Credit Parties that are pending or, to the best knowledge of any Credit Party, threatened.  All payment due from the Credit Parties on account of employee insurance of every kind and vacation pay have been paid or accrued as a liability on the books of the Credit Parties. None of the Credit Parties is a party to any collective agreement.  None of the Credit Parties has any obligations under any consulting or management agreement (but excluding employment agreements) requiring payments which cannot be cancelled without material liability.  Each of the Credit Parties is in material compliance with the terms and conditions of all consulting agreements, management agreements and employment agreements.

(18) Insurance.  Each of the Credit Parties maintains insurance in compliance with Section 9.1(2) and all premiums and other sums of money payable for that purpose have been paid.

(19) Organization.  The organization chart set out in Schedule 2.1(19) is a complete and accurate representation of the Borrower and its wholly-owned Subsidiaries including, without limitation, the full legal name, ownership (showing number and classes of securities and percentage ownership), date and jurisdiction of incorporation, amalgamation or formation, as applicable, and particulars and dates of all amendments.

(20) Environmental Activity.  The Credit Parties do not engage in any Environmental Activity and, to the best knowledge of the Credit Parties, after diligent enquiry, no Contaminants are stored in or present in any form in or under any premises or lands owned or leased by the Credit Parties or charged by any Qualified Mortgages.

(21) Trade-marks, Patents, etc. Each of the Credit Parties possesses all patents, industrial designs, trade-marks, trade secrets, know-how, environmental technology, biotechnology, confidential information, trade-names, goodwill, copyrights, integrated circuit topographies, software and all other forms of intellectual and industrial property, and any registrations and applications for registration of any of the foregoing (collectively, the “Intellectual Property”), necessary for the conduct of its business as now conducted.  To the best knowledge of the Credit Parties, none of the Credit Parties is infringing in any material respect on the rights of any person with respect to any Intellectual Property and none of the Credit Parties knows of any fact which is likely to result in the successful assertion against any Credit Party of a claim for such an infringement.

(22) Mortgage Investment Corporation.  The Borrower is and at all times will be a “mortgage investment corporation” within the meaning of, and in compliance with, section 130.1(6) of the ITA.

2.2 Deemed Repetition

The representations and warranties made in Section 2.1 shall (a) continue in effect until payment and performance of all the Obligations, and (b) be deemed to be repeated on each Drawdown Date, Rollover Date and Conversion Date, mutatis mutandis, as if made on that date.

SECTION 3  – THE CREDIT FACILITIES

3.1 Establishment of Credit Facilities

Subject to the terms and conditions of this Agreement, the Lenders hereby establish in favour of the Borrower a term revolving credit facility (the “Credit Facilities”) in the amount of the Total Commitment to be made available by each Lender up to the amount of its Commitment by way of Prime Loans or Bankers’ Acceptances.  Subject to the terms and conditions of this Agreement, the Borrower may increase or reduce the amount of Advances outstanding at any time by borrowing, repaying and reborrowing Prime Loans or causing the acceptance, and funding the repayment at maturity, of Bankers’ Acceptances from time to time, provided that at no time may the aggregate outstanding Advances exceed the Borrowing Base.

The Credit Facilities include a swing line sub-facility whereby Swing Line Loans will be made available by the Swing Line Lender up to the amount of the Swing Line Commitment as a sub-limit of its Commitment, subject to the terms and conditions of this Agreement.

3.2 Increase of Credit Facilities

(a)
At any time prior to the Maturity Date, the Borrower may, by notice in writing to the Administrative Agent (an “Accordion Notice”), from time to time request that the then existing Total Commitment be increased to an amount of up to Cdn$100,000,000 (individually and in the aggregate for all Accordion Notices) and advising whether (i) the Borrower wishes to arrange for such requested increase to be provided by a bank named on Schedule I to the Bank Act (Canada) other than the Lenders, which bank must agree to become a Lender and to be bound by all the terms and conditions of this Agreement as a Lender, or (ii) the Borrower wishes to request each Lender to participate in such increase in accordance with their respective Rateable Portion.  The Administrative Agent will promptly advise the Lenders in writing of the receipt by it of an Accordion Notice requesting participation by the Lenders.  Within ten (10) Business Days of the receipt by it of written notice from the Administrative Agent of an Accordion Notice requesting participation by the Lenders, each Lender shall advise the Administrative Agent in writing as to whether or not it intends to participate in such increase in the Total Commitment.  If such written advice is not received by the Administrative Agent from a Lender within such ten (10) Business Day period, then such Lender will be deemed not to have agreed to participate in the increase.  In the event that not all of the Lenders agree to participate in the increase in the Total Commitment, then the Administrative Agent shall promptly so advise the Borrower, which shall have the right to deliver a further request to the Administrative Agent for those Lenders who agreed to participate in the increase in the Total Commitment (the “Participating Lenders”) to participate in any shortfall in the requested increase in the Total Commitment on a pro rata basis in accordance with the Commitments of those participating Lenders.  The Administrative Agent shall promptly advise the Participating Lenders in writing of such further request and each Participating Lender shall advise the Administrative Agent as to whether or not it will further participate in such increase of the Total Commitment within three (3) Business Days of receipt of such written advice from the Administrative Agent.  If such written advice is not received by the Administrative Agent from a Participating Lender within such three (3) Business Day period, then such Participating Lender will be deemed not to have agreed to further participate in such increase.  In the event that there is still a shortfall, further requests will again be given on a mutatis mutandis basis until the increase has been fully participated or no Lenders remain who will participate in the same.  To the extent that the Lenders do not agree to participate in the request for the increase in the Total Commitment, then the Borrower may either arrange for such shortfall in the requested increase to be provided by a bank named on Schedule I to the Bank Act (Canada) other than the Lenders, which bank must agree to become a Lender and to be bound by all the terms and conditions of this Agreement as a Lender.  The Commitments of Lenders participating in any increase in the Total Commitment pursuant to this Section 3.2 shall be increased by the amount of such participation.

(b)
Each Accordion Notice delivered by the Borrower shall be substantially in the form of Schedule 3.2 and the delivery of an Accordion Notice shall constitute a representation and warranty of the Borrower that all necessary approvals under Applicable Laws, including all regulatory approvals, to the increase in the Credit Facilities, requested by such Accordion Notice have been obtained and a covenant of the Borrower to provide a copy or other evidence of such approvals to the Administrative Agent.

(c)	No increase in the Total Commitment or corresponding increase in the Commitment of any Lender shall be permitted at any time that a Default or Event of Default has occurred and is continuing.

(d)
Upon completion of the request process set forth in this Section 3.2, the Administrative Agent shall promptly notify the Borrower and the Lenders in writing of the increased Total Commitment and the increased Commitments of the Participating Lenders, and the Commitment of any bank which has become a Lender as contemplated by Section 3.2(a).

3.3 Obligations of the Lenders and the Administrative Agent

(1) Rateable Portion.  Subject to the provisions of this Agreement, each Lender agrees to make available its Rateable Portion of each Advance (or Rollover or Conversion thereof) to the Borrower.  No Lender shall be responsible for a Commitment of any other Lender.  The failure of a Lender to make available an Advance (or Rollover or Conversion thereof) in accordance with its obligations under this Agreement shall not release any other Lender from its obligations.  Notwithstanding anything to the contrary in this Agreement, no Lender shall be obligated to make Advances available to the Borrower in excess of its Commitment.

(2) Separate Obligation.  The obligation of each Lender to make its Commitment available to the Borrower is a separate obligation between each Lender and the Borrower, and that obligation is not the several or joint and several obligation of any other Lender.

3.4 Purpose

The proceeds of the Credit Facilities shall be used to finance the general corporate purposes of the Borrower, including mortgage origination.

3.5 Borrowing Procedures – General

(1) Notice of Borrowing and Minimum Advances.  With the exception of Swing Line Loans pursuant to Section 3.8(1), all Advances require notice.  To request an Advance, the Borrower shall give to the Administrative Agent written notice substantially in the form attached as Schedule 3.5(1), indicating the amount of the requested Advance, at or before the time set out below opposite the type of Advance that the Borrower wishes to request.  Each such Advance shall be in the minimum aggregate amounts and applicable multiples specified below:

Type of Advance	Time of Notice	Minimum Advance
Advances by way of Prime Loans	Before 10:00 a.m. 1 Business Day(s) prior to the Drawdown Date.	Minimum aggregate amount of Cdn$1,000,000 or whole multiplies of Cdn$100,000 in excess thereof.
Advances by way of Bankers’ Acceptances	Before 10:00 a.m. 2 Business Day(s) prior to the Drawdown Date.	Minimum aggregate amount of Cdn$2,000,000 or whole multiplies of Cdn$100,000 in excess thereof.
Each notice given in respect of an Advance by way of Prime Loan shall indicate the amount of the required Advance and the date funds are required.  Each notice given in respect of an Advance by way of Bankers’ Acceptances shall indicate the amount of the Bankers’ Acceptances to be issued and the applicable Contract Period of the Bankers’ Acceptances (which shall be identical for each Lender).

(2) Limits on Advances.  Notwithstanding any other term of this Agreement, the Borrower shall not request from the Administrative Agent an Advance if, on the day notice of the Advance is given pursuant to Section 3.5(1), after giving effect to the Advance:

(a)	the aggregate principal amount of all Advances outstanding from any Lender would exceed the Commitment of such Lender; or

(b)	the aggregate principal amount of all outstanding Advances would exceed the Borrowing Base.

(3) Administrative Agent Determination. Each determination by the Administrative Agent of the Prime Rate or the Discount Rate shall, in the absence of manifest error, be final, conclusive and binding on the Borrower and the Lenders.

3.6 Repayment Procedures – General

(1) Notice of Repayment and Minimum Repayments.  With the exception of the repayment of Swing Line Loans pursuant to Section 3.8(1), all repayments require notice.  To make a repayment, the Borrower shall give to the Administrative Agent written notice substantially in the form attached hereto as Schedule 3.6, indicating its desire to make a repayment and the amount of the repayment, at or before the time set out below opposite the type of Advance that the Borrower wishes to repay.  Each such repayment shall be in the minimum aggregate amounts and applicable multiples specified below:

Type of Advance	Notice and Minimum Amount	Limits
Advances by way of Prime Loans	Before 10:00 a.m. 1 Business Day(s) prior to the date of repayment.	Minimum aggregate amount of Cdn$1,000,000 or whole multiplies of Cdn$100,000 in excess thereof.
Advances by way of Bankers’ Acceptances	Before 10:00 a.m. 2 Business Day(s) prior to the date of repayment.	Minimum aggregate amount of Cdn$2,000,000 or whole multiplies of Cdn$100,000 in excess thereof.
(2) Limits.  Repayments may be made, in whole or in part, without premium or penalty, provided that if Bankers’ Acceptances are repaid at any time other than the end of the Contract Period applicable thereto, the Borrower shall be required to deposit the amount of such repayment in a cash-collateral account with the Administrative Agent until the end of the Contract Period.  The cash-collateral account shall be under the sole control of the Administrative Agent.  At the sole discretion of the Administrative Agent, funds received as cash collateral may be deposited in an interest-bearing short-term account at the Administrative Agent’s usual deposit rate for similar amounts in such currency.  Except as contemplated by this Section 3.6, neither the Borrower nor any Person claiming on behalf of the Borrower shall have any right to any of the cash in the cash-collateral account.  The Administrative Agent shall apply the cash held in the cash-collateral account to the face amount of the maturing Bankers’ Acceptances at maturity upon the expiry of the applicable Contract Period whereupon any cash remaining in the cash-collateral account shall be released by the Administrative Agent to the Borrower.  Any repayment shall be paid to the Administrative Agent and distributed among the Lenders in accordance with their respective Rateable Portions and applied in repayment of Advances in inverse order of maturity.

3.7 Bankers’ Acceptances

(1) Term.  Each Bankers’ Acceptance shall have a Contract Period of 1, 2 or 3 months (or such other periods as the Administrative Agent and Borrower may agree from time to time), subject to availability.  No Contract Period shall extend beyond the Maturity Date.

(2) Discount Rate. On each Drawdown Date, Rollover Date or Conversion Date on which Bankers’ Acceptances are to be accepted, the Administrative Agent shall advise the Borrower as to the Administrative Agent’s determination of the applicable Discount Rate for the Bankers’ Acceptances to be accepted.

(3) Purchase. Upon acceptance of a Bankers’ Acceptance by a Lender, such Lender shall purchase, or arrange the purchase of, such Bankers’ Acceptance at the applicable Discount Rate. The Lender shall provide to the Administrative Agent’s Account for Payments the Discount Proceeds less the Acceptance Fee payable by the Borrower with respect to the Bankers’ Acceptance.

(4) Sale.  Each Lender may from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances accepted and purchased by it.

(5) Power of Attorney for the Execution of Bankers’ Acceptances. To facilitate availment of the Advances by way of B/As, the Borrower hereby appoints each Lender as its attorney to sign and endorse on its behalf, in handwriting or by facsimile or mechanical signature as and when deemed necessary by such Lender, blank forms of B/As.  In this respect, it is each Lender’s responsibility to maintain an adequate supply of blank forms of B/As for acceptance under this Agreement.  The Borrower recognizes and agrees that all B/As signed and/or endorsed on its behalf by a Lender shall bind the Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower.  Each Lender is hereby authorized to issue such B/As endorsed in blank in such face amounts as may be determined by such Lender; provided that the aggregate amount thereof is equal to the aggregate amount of B/As required to be accepted and purchased by such Lender.  No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except the gross negligence or wilful misconduct of the Lender or its officers, employees, agents or representatives.  Each Lender shall maintain a record with respect to B/As  held by it in blank hereunder, voided by it for any reason, accepted and purchased by it hereunder, and cancelled at their respective maturities.  Each Lender agrees to provide such records to the Borrower at the Borrower’s expense upon request.

(6) Execution.  Drafts drawn by the Borrower to be accepted as Bankers’ Acceptances shall be signed by a duly authorized officer or officers of the Borrower or by its attorneys.  Notwithstanding that any Person whose signature appears on any Bankers’ Acceptance may no longer be an authorized signatory for the Borrower at the time of issuance of a Bankers’ Acceptance, that signature shall nevertheless be valid and sufficient for all purposes as if the authority had remained in force at the time of issuance and any Bankers’ Acceptance so signed shall be binding on the Borrower.

(7) Issuance.  The Administrative Agent, promptly following receipt of a notice of Advance, Rollover or Conversion by way of Bankers’ Acceptances, shall advise the Lenders of the notice and shall advise each Lender of the face amount of Bankers’ Acceptances to be accepted by it and the applicable Contract Period (which shall be identical for all Lenders).  The aggregate face amount of Bankers’ Acceptances to be accepted by a Lender shall be determined by the Administrative Agent by reference to that Lender’s Rateable Portion of the issue of Bankers’ Acceptances, except that, if the face amount of a Bankers’ Acceptance which would otherwise be accepted by a Lender would not be Cdn$1,000, or a whole multiple thereof, the face amount shall be increased or reduced by the Administrative Agent in its sole discretion to Cdn$1,000, or the nearest whole multiple of that amount, as appropriate; provided that after such issuance, no Lender shall have aggregate outstanding Advances in excess of its Commitment.

(8) Rollover. At or before 10:00 a.m. 2 Business Day before the maturity date of any Bankers’ Acceptances, the Borrower shall give to the Administrative Agent written notice substantially in the form attached as Schedule 3.7(8) if the Borrower intends to issue Bankers’ Acceptances on the maturity date to provide for the payment of the maturing Bankers’ Acceptances.  If the Borrower fails to provide such notice to the Administrative Agent or fails to repay the maturing Bankers’ Acceptances, or if a Default or an Event of Default has occurred and is continuing on such maturity date, the Borrower’s obligations in respect of the maturing Bankers’ Acceptances shall be deemed to have been converted on the maturity date thereof into a Prime Loan, in an amount equal to the aggregate face amount of the maturing Bankers’ Acceptances.

(9) Waiver of Presentment and Other Conditions. The Borrower waives presentment for  payment and any other defence to payment of any amounts due to a Lender in respect of a Bankers’ Acceptance accepted and purchased by it pursuant to this Agreement which might exist solely by reason of the Bankers’ Acceptance being held, at the maturity thereof, by the Lender in its own right and the Borrower agrees not to claim any days of grace if the Lender as holder sues the Borrower on the Bankers’ Acceptance for payment of the amount payable by the Borrower thereunder.  On the specified maturity date of a B/A, the Borrower shall pay to the Lender that has accepted such B/A the full face amount of such B/A and after such payment, the Borrower shall have no further liability in respect of such B/A and such Lender shall be entitled to all benefits of, and be responsible for all payments due to third parties under, such B/A.

(10) Circumstances Making Bankers’ Acceptances Unavailable.  If the Administrative Agent determines in good faith, which determination shall be final, conclusive and binding upon the Borrower, and notifies the Borrower that, by reason of circumstances affecting the money market there is no market for Bankers’ Acceptances or the demand for Bankers’ Acceptances is insufficient to allow the sale or trading of the Bankers’ Acceptances created hereunder, then:

(a)
the right of the Borrower to request an Advance by means of Bankers’ Acceptances shall be suspended until the Administrative Agent determines that the circumstances causing such suspension no longer exist and the Administrative Agent so notifies the Borrower; and

(b)
any notice of Drawdown or Rollover in respect of a Bankers’ Acceptance which is outstanding shall be cancelled and any outstanding notice of Conversion to convert a Prime Loan into a Bankers’ Acceptance shall be cancelled and the request for a Drawdown or Rollover by means of  Bankers’ Acceptance shall be deemed to be a request for a Drawdown of, or Rollover to, a Prime Loan in the face amount of the requested Bankers’ Acceptance.

The Administrative Agent shall promptly notify the Borrower of the suspension of the Borrower’s right to request a Drawdown by means of Bankers’ Acceptances and of the termination of any such suspension.

(11) BA Equivalent Loans by Non BA Lenders.  Whenever the Borrower requests an Advance under this Agreement by way of Bankers’ Acceptances, each Non BA Lender shall, in lieu of accepting a Bankers’ Acceptance, make a BA Equivalent Loan in an amount equal to the Non BA Lender’s Rateable Portion of the Advance.

(12) Terms Applicable to Discount Notes.  As set out in the definition of Bankers’ Acceptances, that term includes Discount Notes and all terms of this Agreement applicable to Bankers’ Acceptances shall apply equally to Discount Notes evidencing BA Equivalent Loans with such changes as may in the context be necessary.  For greater certainty:

(a)	the term of a Discount Note shall be the same as the Contract Period for Bankers’ Acceptances accepted and purchased on the same Drawdown Date in respect of the same Advance;

(b)	an acceptance fee will be payable in respect of a Discount Note and shall be calculated at the same rate and in the same manner as the Acceptance Fee in respect of a Bankers’ Acceptance; and

(c)
the Discount Rate applicable to a Discount Note shall be the Discount Rate applicable to Bankers’ Acceptances accepted by a Lender other than a Schedule I Bank on the same Drawdown Date, Rollover Date or Conversion Date, as the case may be, in respect of the same Advance.

(13) Depository Bills and Notes Act.  At the option of any Lender, Bankers’ Acceptances under this Agreement to be accepted by that Lender may be issued in the form of depository bills for deposit with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada).  All depository bills so issued shall be governed by the provisions of this Section 3.7.

3.8 Swing Line Loans

(1) Swing Line Account.  The Swing Line Lender has established at its Branch of Account an account for the Borrower (the “Swing Line Account”), which shall record the day to day banking business of the Borrower with the Swing Line Lender, and the Swing Line Lender will make Advances by way of Prime Loans available to the Borrower by way of overdraft balances in the  Swing Line Account (“Swing Line Loans”).

(2) Advances.  Advances by the Swing Line Lender outstanding under this Section 3.8 are limited to the amount of the Swing Line Commitment; provided that, at no time may the outstanding Advances under the Credit Facilities, including outstanding Swing Line Loans, exceed the Borrowing Base.

(3) Indemnity.  Each Lender (other than the Swing Line Lender) agrees to indemnify the Swing Line Lender (to the extent not reimbursed by the Borrower), rateably according to its Rateable Portion from and against any and all losses and claims of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Swing Line Lender in any way relating to or arising out of any Swing Line Loan made under this Section 3.8, provided that no Lender shall be liable for any portion of such losses or claims resulting from the Swing Line Lender’s gross negligence or wilful misconduct.

(4) Participation.  The Swing Line Lender irrevocably agrees to grant and hereby grants to each of the Lenders (other than the Swing Line Lender), and to induce the Swing Line Lender to make Swing Line Loans available hereunder, each of the Lenders (other than the Swing Line Lender) irrevocably agrees to accept and purchase and hereby accepts and purchases from the Swing Line Lender, on the terms and conditions hereinafter stated, for each such Lender’s own account and risk, an undivided interest equal to such Lender’s Rateable Portion of the Swing Line Lender’s obligations and rights under and in respect of each Advance by way of a Swing Line Loan made by the Swing Line Lender under this Agreement.  Each Lender (other than the Swing Line Lender) unconditionally and irrevocably agrees with the Swing Line Lender that, if a Swing Line Loan is not repaid in full by the Borrower in accordance with the terms of this Agreement, such Lender shall pay to the Swing Line Lender, through the Administrative Agent, upon demand an amount equal to such Lender’s Rateable Portion of the amount of such Swing Line Loan or any portion thereof which is not so repaid by the Borrower.

3.9 Conversion Option

Subject to this Agreement, the Borrower may, during the term of this Agreement, effective on any Business Day, convert, in whole or in part, an Advance outstanding by way of Prime Loan into an Advance by way of Bankers’ Acceptances, and vice versa, upon giving written notice to the Administrative Agent in substantially the form attached hereto as Schedule 3.9, the notice period being that which would be applicable to the type of Advance into which the outstanding Advance is to be converted as specified in Section 3.5(1).  Conversions under this Section 3.9 may only be made provided that:

(a)	each conversion to an Advance shall be for minimum aggregate amounts and whole multiples in excess thereof as are specified in respect of that type of Advance in Section 3.5(1);

(b)
an Advance by way of Bankers’ Acceptance may be converted only on the last day of the relevant Contract Period; if less than all Advances by way of Bankers’ Acceptances are converted, after the conversion not less than Cdn$2,000,000 shall remain as Advances by way of Bankers’ Acceptances; and

(c)	no Default or Event of Default shall have occurred and be continuing on the relevant Conversion Date or after giving effect to the conversion of the Advance to be made on the Conversion Date.

3.10 Conversion and Rollover Not Repayment

No Conversion or Rollover shall constitute a repayment of any Advance or a new Advance.

3.11 Determination Final

With respect to all matters referred to in this Section 3, the determination by the Administrative Agent shall be final, conclusive and binding on the Borrower and the Lenders, absent manifest error.

3.12 Reliance on Oral Instructions

The Administrative Agent and any Lender shall be entitled to act upon the oral instructions of any Person who the Administrative Agent or the Lender, acting reasonably, believes is a Person authorized by the Borrower to act on the Borrower’s behalf.  Neither the Administrative Agent nor any Lender shall be responsible for any error or omission in those instructions or in the performance thereof except in the case of gross negligence or wilful misconduct by the Administrative Agent, the Lender or their respective employees.  Any instructions so given shall be confirmed in writing by the Borrower to the Administrative Agent or the Lender, as applicable, on the same day.  The Borrower shall indemnify the Administrative Agent and each Lender for any loss or expense suffered or incurred by the Administrative Agent or Lender as a consequence of the Administrative Agent or Lender acting upon instructions given or agreements made over the telephone or by electronic transmission of any type with Persons reasonably believed by the Administrative Agent or Lender to have been acting on the Borrower’s behalf.

3.13 Deposit of Proceeds of Prime Loans and Discount Proceeds

The Administrative Agent shall credit to the Borrower’s Account on the applicable Drawdown Date (a) the proceeds of each Advance made by way of Prime Loans and (b) the Discount Proceeds less the applicable Acceptance Fee with respect to each Bankers’ Acceptance purchased and each BA Equivalent Loan advanced by a Lender on that Drawdown Date.

3.14 Evidence of Obligations

The Administrative Agent shall open and maintain at its Branch of Account, accounts and records evidencing the Obligations of the Borrower to each Lender with respect to Advances made available by that Lender.  The Administrative Agent shall record in those accounts by appropriate entries all amounts on account of those Obligations and all payments on account thereof.  Those accounts and records will constitute, in the absence of manifest error, prima facie evidence of those Obligations from time to time, the date each Advance was made and the amounts that the Borrower has paid from time to time on account of those Obligations.

SECTION 4  – INTEREST, FEES AND EXPENSES

4.1 Interest on Prime Loans

(1) Rate.  The Borrower shall pay to the Administrative Agent, on behalf of the Lenders, and, in the case of Swing Line Loans, to the Swing Line Lender for its own account, interest on Prime Loans at a rate per annum equal to the Prime Rate plus the Applicable Margin.  Interest payable to the Administrative Agent shall be paid to the Administrative Agent at the Administrative Agent’s Account for Payments.  Interest payable to the Swing Line Lender shall be paid to the Swing Line Lender at its Branch of Account.

(2) Change in Rate.  Each change in the fluctuating interest rate applicable to each Prime  Loan will take place simultaneously with the corresponding change in the Prime Rate without the necessity for any notice to the Borrower.

(3) Calculation.  Interest on Prime Loans shall be payable monthly in arrears on every Interest Payment Date, for the period from and including, as the case may be, the Drawdown Date, the Conversion Date or the first day of the immediately preceding month to and including the last day of the immediately preceding month, and on the Maturity Date, for the period from and including, as the case may be, the Drawdown Date, the Conversion Date or the first day of the month in which the Maturity Date occurs to but excluding the Maturity Date.  Interest shall be calculated on a daily basis on the principal amount of the Prime Loans remaining unpaid on the basis of the actual number of days elapsed in a year of 365 days.

4.2 Fees on Bankers’ Acceptances

Upon acceptance of a Bankers’ Acceptance by a Lender, the Borrower shall pay to the Administrative Agent, on behalf of the Lender, a fee (the “Acceptance Fee”) calculated in advance on the face amount of the Bankers’ Acceptance at a rate per annum equal to the Applicable Margin on the basis of the number of days in the Contract Period including the last day in the Contract Period for the Bankers’ Acceptance and a year of 365 days.

4.3 Pricing Matrix

The Applicable Margin (each expressed in basis points) with respect to Prime Loans, Acceptance Fees and Commitment Fees shall be selected from the following matrix as set forth in the applicable column, based upon the ratio of Funded Debt to Tangible Total Assets of the Borrower calculated as at the end of each Fiscal Quarter.  The effective date of any change to the Applicable Margin shall be the 45th day following the Fiscal Quarter end for which the calculation of the ratio which results in the change is made, provided that with respect to Bankers’ Acceptances, such change to the Applicable Margin will only be effective with respect to Advances, Rollovers or Conversions made after the effective date of the change.

	Applicable Margin
Funded Debt/Tangible Total Assets	BAs	Prime Loans	Commitment Fees
< .20:1	125	0	25
> .20:1	150	25	30

4.4 Commitment Fees

(1) Commitment Fees.  On the first Business Day following the end of each Fiscal Quarter in each year during the term of the Credit Facilities (from the Closing Date to the Maturity Date) and on the Maturity Date and on the termination of a Lender’s Commitment (each a “Commitment Fee Payment Date”), the Borrower shall pay in arrears to the Administrative Agent at the Administrative Agent’s Account for Payments, for the account of the Lenders, a non-refundable commitment fee in Canadian Dollars (the “Commitment Fee”) calculated on the amount of the uncancelled and unutilized portion of the Total Commitment at a rate per annum equal to the Applicable Margin.  For the purposes of calculating the Commitment Fee, any amounts outstanding in respect of Swing Line Loans shall not be considered Advances.

(2) Calculation.  The Commitment Fee shall be payable on each Commitment Fee Payment Date for the period from and including the Closing Date or the immediately preceding Commitment Fee Payment Date, as the case may be, to but excluding the applicable Commitment Fee Payment Date, and shall be calculated on a daily basis on the uncancelled and unutilized portion of the Total Commitment from time to time, on the basis of the actual number of days elapsed and a year of 365 days.  Each Lender shall be entitled to its Rateable Portion of the Commitment Fee.

4.5 Upfront Fee

On the Closing Date, the Borrower shall pay to the Administrative Agent a fee calculated on the amount of the Total Commitment at a rate of 40 bps (the “Upfront Fee”), which Upfront Fee shall be paid to the Lenders in accordance with their Rateable Portions.

4.6 Interest on Overdue Amounts

The Borrower shall pay to the Administrative Agent on behalf of the Lenders interest on overdue amounts both before and after demand, default and judgment at a rate per annum equal to the same rate as is otherwise applicable to the amount overdue plus 2% per annum, if principal or interest, and in the case of any other overdue amount at a rate per annum equal to the Prime Rate plus 2% per annum, in each case calculated on a daily basis on the actual number of days elapsed in a 365 day year, as applicable, computed from the date the amount becomes due for so long as the amount remains overdue.  Interest shall be payable upon demand made by the Administrative Agent and shall be compounded on each Interest Payment Date.

4.7 Interest Act

For purposes of the Interest Act (Canada), where in this Agreement a rate of interest is to be calculated on the basis of a year of 365 days, the yearly rate of interest to which the rate is equivalent is the rate multiplied by the number of days in the year for which the calculation is made and divided by 365.

4.8 Limit on Rate of Interest

(1) Adjustment. If any provision of this Agreement or any of the other Documents would obligate the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of interest at a criminal rate (as construed under the Criminal Code (Canada)), then notwithstanding that provision, that amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or result in a receipt by that Lender of interest at a criminal rate, the adjustment to be effected, to the extent necessary, as follows:

(a)	firstly, by reducing the amount or rate of interest required to be paid to the affected Lender under this Section 4; and

(b)
thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

(2) Reimbursement.  Notwithstanding Section 4.8(1), and after giving effect to all adjustments contemplated thereby, if any Lender shall have received an amount in excess of the maximum permitted by the Criminal Code (Canada), then the Borrower shall be entitled, by notice in writing to the affected Lender, to obtain reimbursement from that Lender in an amount equal to the excess, and pending reimbursement, the amount of the excess shall be deemed to be an amount payable by that Lender to the Borrower.

(3) Actuarial Principles.  Any amount or rate of interest referred to in this Section 4.8 shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that any Advance remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of interest (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Maturity Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of that determination.

4.9 Change in Circumstances

(1) Reduction in Rate of Return.  If at any time any Lender determines, acting reasonably, that any change in any Applicable Law or any interpretation thereof after the date of this Agreement, or compliance by the Lender with any direction, requirement, guidelines or policies or request from any regulatory authority given after the date of this Agreement, whether or not having the force of law, has or would have, as a consequence of a Lender’s obligation under this Agreement, and taking into consideration the Lender’s policies with respect to capital adequacy, the effect of reducing the rate of return on the Lender’s capital to a level below that which the Lender would have achieved but for the change or compliance, then from time to time, upon demand of the Lender, the Borrower shall pay the Lender such additional amounts as will compensate the Lender for the reduction.

(2) Taxes, Reserves, Capital Adequacy, etc.  If, after the date of this Agreement, the introduction of any Applicable Law or any change or introduction of a change in any Applicable Law (whether or not having the force of law) or in the interpretation or application thereof by any court or by any Governmental Authority, central bank or other authority or entity charged with the administration thereof, or any change in the compliance of any Lender therewith now or hereafter:

(a)
subjects any Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Tax or changes the basis of taxation, or increases any existing Tax, on payments of principal, interest, fees or other amounts payable by the Borrower to the Lender under or by virtue of this Agreement (except for Excluded Taxes);

(b)
imposes, modifies or deems applicable any reserve, special deposit, deposit insurance or similar requirement against assets held by, or deposits in or for the account of, or loans by or any other acquisition of funds by, an office of any Lender in respect of any Advance or any other condition with respect to this Agreement;

(c)	imposes on a Lender or expects there to be maintained by a Lender any additional capital in respect of the Credit Facilities; or

(d)	imposes any Tax on reserves or deemed reserves with respect to the undrawn portion of the Commitment of any Lender;

and the result of any of the foregoing, in the sole determination of the Lender acting reasonably, shall be to increase the cost to, or reduce the amount received or receivable by the Lender or its effective rate of return in respect of making, maintaining or funding an Advance hereunder, the Lender shall, acting reasonably, determine that amount of money which shall compensate the Lender for the increase in cost or reduction in income.

(3) Payment of Additional Compensation.  Upon a Lender having determined that it is entitled to compensation in accordance with the provisions of this Section 4.9 (“Additional Compensation”), the Lender shall promptly, and in any event within sixty (60) days, so notify the Borrower and the Administrative Agent and shall provide to the Borrower and the Administrative Agent a photocopy of the relevant Applicable Law or request, as applicable, a certificate of an officer of the Lender setting forth the Additional Compensation and the basis of calculation thereof, which shall be conclusive evidence of the Additional Compensation in the absence of manifest error.  The Borrower shall pay to the Lender within 30 Business Days of the giving of notice the Additional Compensation for the account of the Lender accruing from the date of the notification.  The Lender shall be entitled to be paid Additional Compensation from time to time to the extent that the provisions of this Section 4.9 are then applicable notwithstanding that the Lender has previously been paid Additional Compensation.  Notwithstanding the foregoing provisions of this Section, the Borrower shall not be required to pay Additional Compensation to a Lender in respect of increased costs or reduction in income suffered more than nine months prior to the date that the Lender gives notice to the Borrower pursuant to this Section unless the introduction or change of Applicable Law giving rise to the claim for Additional Compensation is retroactive, in which case the nine month period referred to above shall be extended to include the period of retroactive effect thereof.

(4) Commercially Reasonable.  If it is commercially reasonable in the opinion of a Lender receiving Additional Compensation under this Section 4.9, the Lender shall make reasonable efforts to limit the incidence of that Additional Compensation, including seeking recovery for the account of the Borrower following the Borrower’s request and at the Borrower’s expense, if the Lender, in its sole determination, would suffer no appreciable economic, legal, regulatory or other disadvantage as a result.

(5) Mitigation.  A Lender claiming Additional Compensation under this Section 4.9 agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions and without any obligation to reorganize its affairs) to designate a different lending office if the making of such a designation would avoid the need for, or reduce the amount of, such increased cost that may thereafter accrue and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender.  If a Lender is not able to obviate its requirement for compensation that has accrued or may thereafter accrue under this Section 4.9 by designating a different lending office, the Borrower shall have the right to obligate the Lender, at the Borrower’s expense, to assign all, but not less than all, of its rights and obligations under this Agreement and the other Documents to an Eligible Assignee identified by the Borrower and acceptable to the Administrative Agent, such assignment to be made in compliance with Section 13 and all other terms of this Agreement, if such assignment would allow the Borrower to avoid having to pay such amounts, provided that such assignment results in the assigning Lender being paid an amount equal to all amounts owing hereunder by the Borrower to such Lender at that time including breakage costs and any outstanding B/As issued by such Lender are fully cash collateralized.

4.10 Payment of Portion

Notwithstanding any other term or condition of this Agreement, if a Lender gives the notice provided for in Section 4.9(3) with respect to any Advance (an “Affected Borrowing”), the Borrower may, at its option, upon 30 Business Days notice to that Lender (which notice shall be irrevocable), repay to the Lender in full the Affected Borrowing outstanding together with accrued and unpaid interest on the principal amount so repaid up to the date of repayment, together with such Additional Compensation as may be applicable to the date of payment.

4.11 Illegality

If any Applicable Law, or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or central bank or comparable agency or any other entity charged with the interpretation or administration thereof, or compliance by any Lender with any request or direction (whether or not having the force of law) of any Governmental Authority, central bank or comparable agency or other entity, now or hereafter makes it unlawful or impossible for the Lender to make, fund or maintain an Advance or to perform its obligations under or by virtue of this Agreement, the Lender may, by written notice thereof to the Borrower and the Administrative Agent, terminate its obligations to make further Advances under this Agreement, and the Borrower, if required by the Lender, shall repay forthwith (or at the end of such longer period as the Lender in its discretion has agreed) the principal amount of the Advance together with accrued interest without penalty or bonus (and in the case of Bankers’ Acceptances, the face amount thereof) and such Additional Compensation as may be applicable to the date of payment and all other outstanding Obligations to the Lender.  If any change shall only affect a portion of any Lender’s obligations under this Agreement which is, in the opinion of the Lender, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Lender or the Borrower under this Agreement, the Lender shall only declare its obligations under that portion so terminated.

4.12 Indemnity

The Borrower shall indemnify the Administrative Agent and each Lender and their respective directors, officers, employees, attorneys and agents (each, an “Indemnified Person”) against all suits, actions, proceedings, claims, losses (other than loss of profits), expenses (including reasonable fees, charges and disbursements of counsel), damages and liabilities including liabilities arising under Environmental Laws (each, a “Claim”) that the Administrative Agent, the Swing Line Lender or Lender may sustain or incur as a consequence of (a) any default by the Borrower under this Agreement or any other Document, or (b) any misrepresentation by the Borrower contained in any writing delivered to the Administrative Agent or any Lender in connection with this Agreement, or (c) the use of proceeds of the Credit Facilities by the Borrower if other than as permitted hereunder, or (d) the operations of the Borrower, except that no Indemnified Person will be indemnified for any Claim to the extent resulting from its own gross negligence, fraud or wilful misconduct.

SECTION 5  – REDUCTION AND REPAYMENT

5.1 Term and Maturity

The term of the Credit Facilities shall commence on the Closing Date and end on the Maturity Date.

5.2 Repayment

All Advances and other amounts outstanding under the Credit Facilities including principal, interest and fees shall be paid, all outstanding Bankers’ Acceptances shall be cash collateralized or replaced in a manner satisfactory to the Administrative Agent and the Credit Facilities shall be cancelled, on the Maturity Date.

5.3 Mandatory Repayment

If, at any time, for any reason, the aggregate principal amount of all outstanding Advances under the Credit Facilities shall exceed the Borrowing Base (the amount of any such excess being referred to herein as an “Excess Amount”) then within five (5) Business Days of written notice from the Administrative Agent, the Borrower shall, at its option:

(a)	forthwith repay Prime Loans and/or fund any Lender’s obligations with respect to outstanding Bankers’ Acceptances in an amount equal to or greater than the Excess Amount; or

(b)
provide cash collateral or such other security as the Administrative Agent may require in an amount equal to or greater than the Excess Amount, which cash collateral shall remain in the Administrative Agent’s possession until the Excess Amount is reduced to zero whereupon the cash collateral shall be released by the Administrative Agent to the Borrower.

Notwithstanding any other provision of this Agreement, including any provision contemplating a Rollover or Conversion, whenever there is an Excess Amount, upon the maturity of any Banker’s Acceptance, the Borrower shall repay the Banker’s Acceptance and any such repayment shall be applied in reduction of the Excess Amount.

5.4 Cancellation

The Borrower may at any time cancel undrawn amounts of the Credit Facilities without premium or penalty, in minimum amounts of Cdn$5,000,000 and in multiples of Cdn$1,000,000, subject to giving the Administrative Agent five (5) Business Days prior written notice substantially in the form attached as Schedule 5.4.  Amounts cancelled will not be reinstated and the Commitments and Total Commitment will be reduced accordingly.

SECTION 6  – PAYMENTS AND TAXES

6.1 Payments Generally

All amounts owing in respect of the Credit Facilities, whether on account of principal, interest or fees or otherwise, shall be paid in the currency in which the Advance is outstanding.  Each payment under this Agreement shall be made for value on the day the payment is due, provided that if that day is not a Business Day, the payment shall be due on the Business Day next following the day, unless the Business Day next following the day is in the next following month, in which event the payment shall be made on the immediately preceding Business Day.  All interest and other fees shall continue to accrue until payment has been received by the Administrative Agent.  Each payment shall be made, and each payment made hereunder shall be credited for same day value if received, at the Administrative Agent’s Account for Payments at or before 1:00 p.m. on the day the payment is due.  Receipt by the Administrative Agent from the Borrower of funds under this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of those funds by the Lenders.

6.2 Taxes

(1) Payments. All payments to be made by or on behalf of the Borrower under or with respect to this Agreement are to be made free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Applicable Law.  If the Borrower is required to deduct or withhold any Taxes from any amount payable to the Administrative Agent or any Lender (a) the amount payable shall be increased as may be necessary so that, after making all required deductions or withholdings (including deductions and withholdings applicable to, and taking into account all Taxes on, or arising by reason of the payment of, additional amounts under this Section 6.2(1)), the Administrative Agent or the Lender, as the case may be, receives and retains an amount equal to the amount that it would have received had no such deductions or withholdings been required, (b) the Borrower shall make such deductions or withholdings, and (c) the Borrower shall remit the full amount deducted or withheld to the relevant taxing authority in accordance with Applicable Laws.  Notwithstanding the foregoing, the Borrower shall not be required to pay additional amounts in respect of Excluded Taxes.  As of the Closing Date, each Lender represents and warrants that it is a resident of Canada for the purposes of Part XIII of the Income Tax Act (Canada).

(2) Indemnity. The Borrower shall indemnify the Administrative Agent and the Lenders for the full amount of any Taxes (other than Excluded Taxes) imposed by any jurisdiction on amounts payable by the Borrower under this Agreement and paid by the Administrative Agent or any Lender and any liability (including penalties, interest and reasonable expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted, and any Taxes levied or imposed with respect to any indemnity payment made under this Section 6.2(2).  The Borrower shall also indemnify the Administrative Agent and the Lenders for any Taxes (other than Excluded Taxes) that may arise as a consequence of the execution, sale, transfer, delivery or registration of, or otherwise with respect to this Agreement or any other Document. The indemnifications contained in this Section 6.2(2) shall be paid within 30 days after the date the Administrative Agent makes written demand therefor.

(3) Evidence of Payment. Within 30 days after the date of any payment of Taxes by the Borrower, the Borrower shall furnish to the Administrative Agent the original or a certified copy of a receipt evidencing payment by the Borrower of any Taxes with respect to any amount payable to the Administrative Agent and the Lenders hereunder.

(4) Excluded Taxes. For the purpose of Section 4.9(2)(a) and this Section 6.2, “Excluded Taxes” means, in relation to the Administrative Agent or any Lender, any Taxes imposed on the net income or capital of the Administrative Agent or the Lender by any Governmental Authority as a result of the Administrative Agent or the Lender (a) carrying on a trade or business or having a permanent establishment in any jurisdiction or political subdivision thereof, (b) being organized under the laws of such jurisdiction or any political subdivision thereof, or (c) being or being deemed to be resident in such jurisdiction or political subdivision thereof.

(5) Survival. The Borrower’s obligations under this Section 6.2 shall survive the termination of  this Agreement and the payment of all amounts payable under or with respect to this Agreement.

6.3 No Set-Off

All payments to be made by the Borrower shall be made without set-off or counterclaim and without any deduction of any kind.

6.4 Application of Payments Before Exercise of Rights

Subject to the provisions of this Agreement, all payments made by or on behalf of the Borrower before the exercise of any rights arising under Section 10, or otherwise, shall be paid to the Administrative Agent and distributed among the Lenders in accordance with their respective Rateable Portions (or, as the case may be, to or among the Administrative Agent, the Lender or the Lenders to whom those payments are owing) in each instance in the following order:

(a)	firstly, in payment of any amounts due and payable as and by way of agency fees owing to the Administrative Agent for its services provided hereunder;

(b)	secondly, in payment of any amounts due and payable as and by way of recoverable expenses hereunder;

(c)	thirdly, in payment of any interest, other fees, or default interest then due and payable on or in respect of the Swing Line Loans;

(d)	fourthly, in payment of any interest, other fees, or default interest then due and payable on or in respect of the Advances other than Swing Line Loans;

(e)	fifthly, in repayment of any principal amounts of Swing Line Loans, and then to repayment of principal amounts of other Advances; and

(f)	sixthly, in payment of any other amounts then due and payable by the Borrower hereunder or in connection herewith.

6.5 Application of Payments After Exercise of Rights Under Section 10.2

All payments made by or on behalf of the Borrower after the exercise of any rights arising under Section 10.2 shall be paid to the Administrative Agent and distributed among the Lenders in accordance with their respective Rateable Portions (or, as the case may be, to or among the Administrative Agent, the Lender or the Lenders to whom those payments are owing) in each instance in the following order:

(a)
firstly, in payment of agency fees and the reasonable costs and expenses of any realization against the Credit Parties or their property and assets, including the out-of-pocket expenses of the Administrative Agent and the reasonable fees and out-of-pocket expenses of counsel, consultants and other advisers employed in connection therewith and in payment of all costs and expenses incurred by the Administrative Agent in connection with the administration and enforcement of this Agreement or the other Documents, to the extent that those funds, costs and expenses shall not have been reimbursed to the Administrative Agent;

(b)	secondly, in payment of any other unpaid fees payable hereunder by the Credit Parties;

(c)
thirdly, in payment or prepayment of principal under any Swing Line Loans, then in payment or prepayment of other principal amounts owing hereunder, and then to the payment of any other Obligations (other than on account of interest or Hedging Liabilities) outstanding under this Agreement and under any other agreements applicable to outstanding Advances by the Borrower and then to the payment of accrued and unpaid interest in respect of Swing Line Loans hereunder and then to the payment of accrued and unpaid interest in respect of amounts other than Swing Line Loans;

(d)	fourthly, in payment or prepayment of outstanding Hedging Liabilities owing to the Lenders on a pro-rata basis; and

(e)
fifthly, in payment of the balance, if any, to the Borrower or such other person or persons who may be entitled at law or, in each case, their respective successors or assigns, or as a court of competent jurisdiction may otherwise direct.

SECTION 7  – SECURITY DOCUMENTS

7.1 Security Documents

The Borrower shall cause the following documents to be executed and delivered to the Administrative Agent on behalf of itself and the Lenders to secure the Obligations, those documents to be in form and substance satisfactory to the Administrative Agent and the Lenders:

(a)
a demand debenture in the amount of Cdn$200,000,000 granted by the Borrower and each Material Subsidiary creating a security interest in all present and future personal property or interest therein and a floating charge over all real property or interest therein, subject only to Permitted Liens;

(b)	a general security agreement granted by the Borrower and each Material Subsidiary creating a security interest in all present and future personal property or interest therein;

(c)
if the Borrower or any Material Subsidiary has assets located in Quebec, a deed of hypothec granted by the Borrower or such Material Subsidiary to be registered in the province of Quebec creating a security interest in all present and future property, real or personal, movable or immovable, or interest therein, subject only to Permitted Liens, securing, inter alia, the payment of bonds which may be issued thereunder, and any related bond pledge agreement;

(d)	a general assignment of all present and future mortgages or charges of real property or interest therein granted by the Borrower and each Material Subsidiary, subject only to Permitted Liens;

(e)
a power of attorney such that upon the occurrence of a Default which is continuing, the Administrative Agent or Majority Lenders will have the right to cause the Borrower’s and its Material Subsidiaries’ mortgages to be registered in the name of the Administrative Agent or its nominee, at the sole discretion of the Administrative Agent or Majority Lenders;

(f)	first ranking pledges of all issued and outstanding securities of all Material Subsidiaries of the Borrower;

(g)	a postponement of claims from Viceroy Gold Corporation; and

(h)	an unlimited full covering guarantee and postponement of claim guaranteeing payment of all Obligations from each Material Subsidiary.

7.2 Fonde de Pouvoir

(1) Appointment.  Each Lender hereby irrevocably appoints and authorizes the Administrative Agent (and any successor acting as Administrative Agent) to act as the Person holding the power of attorney (fondé de pouvoir) (in such capacity “Attorney”) of the Lenders as contemplated under Article 2692 of the Civil Code of Quebec, and to enter into, to take and to hold on their behalf, and for their benefit, any hypothec, and to exercise such powers and duties which are conferred upon the Attorney under any hypothec.  Moreover, without prejudice to such appointment and authorization to act as the Person holding the power of attorney as aforesaid, each Lender hereby irrevocably appoints and authorizes the Administrative Agent (and any successor acting as Administrative Agent) (in such capacity, the “Custodian”) to act as agent and custodian for and on behalf of the Lenders to hold and to be the sole registered holder of any bond which may be issued under any hypothec, the whole notwithstanding Section 32 of the Act respecting the special powers of legal persons (Quebec) or any other applicable law.  In this respect: (i) the Custodian shall keep a record indicating the names and addresses of, and the pro rata portion of the obligations and indebtedness secured by any pledge of any such bond and owing to each Lender, and (ii) each Lender will be entitled to the benefits of any charged property covered by any hypothec and will participate in the proceeds of realization of any such charged property, the whole in accordance with the terms hereof.

(2) Powers.  Each of the Attorney and the Custodian shall: (a) have the sole and exclusive right and authority to exercise, except as may be otherwise specifically restricted by the terms hereof, all rights and remedies given to the Attorney and the Custodian (as applicable) with respect to the charged property under any hypothec, any bond or pledge thereof relating to any hypothec, applicable laws or otherwise, (b) benefit from and be subject to all provisions hereof with respect to the Administrative Agent mutatis mutandis, including, without limitation, all such provisions with respect to the liability or responsibility to and indemnification by the Lenders, and (c) be entitled to delegate from time to time any of its powers or duties under any hypothec, any bond or pledge thereof relating to any hypothec, applicable laws or otherwise and on such terms and conditions as it may determine from time to time, provided that unless an Event of Default has occurred and is continuing, the consent of the Borrower must be obtained prior to any such delegation to a Person other a Lender or an Affiliate of the Custodian or Attorney.  Any Person who becomes a Lender shall be deemed to have consented to and confirmed: (i) the Attorney as the person holding the power of attorney as aforesaid and to have ratified, as of the date it becomes a Lender, all actions taken by the Attorney in such capacity, and (ii) the Custodian as the agent and custodian as aforesaid and to have ratified, as of the date it becomes a Lender, all actions taken by the Custodian in such capacity.

SECTION 8  – CONDITIONS PRECEDENT

8.1 Conditions Precedent to Disbursements of Advances

The obligation of each Lender to make available the initial Advance requested to be made available by it is subject to and conditional upon the satisfaction of the following conditions:

(1) Delivery of Documents.  The Administrative Agent shall have received Sufficient Copies, in form and substance satisfactory to the Administrative Agent, of the following:

(a)	this Agreement duly executed by the Credit Parties;

(b)	each Security Document and all other Documents duly executed by all the parties thereto;

(c)	such notice as may be required in connection with the initial Advance;

(d)	a Borrowing Base Certificate dated the Closing Date and certifying the Borrowing Base as of the last day of November, 2007;

(e)	a Compliance Certificate dated the Closing Date and certifying the financial covenants set forth in Section 9.3, as of the last day of the fiscal quarter ended September 30, 2007;

(f)	a certificate of each of the Credit Parties dated the Closing Date executed by an appropriate officer of the applicable Credit Party, certifying:

(i)
the names and the specimen signatures of the Persons authorized to sign this Agreement, the Security Documents and the other Documents to be executed and delivered by the applicable Credit Party pursuant to this Agreement;

(ii)
that the constating documents and, if applicable, the by-laws of such Credit Party, which shall be attached thereto, are complete and correct copies and that the constating documents and by-laws have not been amended, modified or supplemented and are in full force and effect; and

(iii)
the resolution of the applicable Credit Party and all other authorizations necessary to authorize the execution and delivery of and the performance by the applicable Credit Party of its obligations under this Agreement, the Security Documents and the other Documents to which it is a party and all the transactions contemplated thereby;

(g)
an opinion of Davis LLP, counsel to the Credit Parties, addressed to the Administrative Agent and each Lender with respect to, inter alia, due authorization, execution, delivery and enforceability of the Documents, the creation of valid security interests and floating charges and registration of the Security Documents, addressed to the Administrative Agent and each Lender; provided that an enforceability opinion in respect of the provisions of Section 7.2 need not be provided until such time as the Borrower or any Material Subsidiary has assets located in Quebec and the Borrower or any Material Subsidiary is required to deliver the Security Documents set forth in Section 7.1(c);

(h)	duly executed certificate(s) of insurance evidencing the insurance required under this Agreement; and

(i)
such other documents as the Administrative Agent may reasonably request on behalf of the Lenders including standard documentation used by a Lender in connection with the issuance of Bankers’ Acceptances prior to any Advance by way of Bankers’ Acceptances.

(2) Registration of Security Documents. All registrations, recordings and filings of or with respect to the Security Documents in all applicable jurisdictions which, in the opinion of counsel to the Administrative Agent, are necessary to render effective the security intended to be created thereby shall have been completed.

(3) Cancellation of Original BNS Letter Agreement.  All commitments under the Original BNS Letter Agreement shall be terminated, all amounts owing thereunder paid in full and all security held therefor released.

(4) Fees. All fees payable in accordance with this Agreement and the Fee Letter on or before the Closing Date shall have been paid to the Administrative Agent.

(5) Due Diligence. The Administrative Agent and Lenders shall have completed their business and legal due diligence with results satisfactory to them.

8.2 Conditions Precedent to All Advances

The obligations of the Lenders to make available any Advance, Rollover or Conversion, in addition to being subject to and conditional upon the conditions being satisfied in Section 8.1 are subject to and conditional upon each of the conditions below being satisfied on the applicable Drawdown Date, Rollover Date or Conversion Date:

(1) No Default. No Default or Event of Default shall exist, nor shall the Advance, Rollover or Conversion result in the occurrence of a Default or Event of Default.

(2) Representations Correct. The representations and warranties contained in Section 2.1 shall be true and correct on each Drawdown Date, Rollover Date or Conversion Date as if made on that date.

(3) Notice of Advance. The Borrower shall have provided any notice required in respect of the Advance, Rollover or Conversion.

8.3 Waiver of a Condition Precedent

The conditions stated in Sections 8.1 and 8.2 are inserted for the sole benefit of the Administrative Agent and Lenders and may be waived by the Administrative Agent with the consent of the Majority Lenders, in whole or in part, with or without terms or conditions, in respect of all or any portion of the Advances, without affecting the right of the Lenders to assert terms and conditions in whole or in part in respect of any other Advance.

SECTION 9  – COVENANTS

9.1 Affirmative Covenants

While any amount owing under this Agreement or any of the other Documents remains unpaid, or the Administrative Agent or the Lenders have any obligations under this Agreement or any of the other Documents, each Credit Party covenants with the Administrative Agent and each Lender as follows:

(1) Corporate Existence.  Each Credit Party shall do or cause to be done all things necessary to keep in full force and effect its existence and, except where failure to do so would not have a Material Adverse Effect, all rights, franchises, trademarks, licences and qualifications required for it to carry on its businesses and own, lease or operate its properties in each jurisdiction in which they carry on business or own, lease or operate property or assets from time to time.

(2) Insurance.  Each Credit Party shall maintain insurance on its properties and assets and for the operation of its businesses in such amounts and against such risks as would be customarily obtained and maintained by a prudent owner of similar properties and assets operating a similar business, with loss payable to the Administrative Agent on behalf of the Lenders, and including appropriate liability insurance, business interruption insurance and third party liability insurance, but excluding mortgage default insurance in respect of mortgage loans, and shall promptly provide certified copies of the policies and all amendments thereto to the Administrative Agent.

(3) Compliance with Laws, etc.  Each Credit Party shall comply, in all material respects, with all Applicable Laws and all Government Approvals required in respect of its businesses, properties, the Collateral, or any activities or operations carried out thereon including health, safety and employment standards, labour codes and Environmental Laws.  If required by the Administrative Agent, acting reasonably, at any time or from time to time, each Credit Party shall deliver to the Administrative Agent evidence satisfactory to the Administrative Agent concerning compliance with all Applicable Laws and Government Approvals.

(4) Government Approvals.  Each Credit Party shall obtain (to the extent not in existence on the Closing Date) and maintain, by the observance and performance of all obligations thereunder and conditions thereof, all Government Approvals required for it to carry on its businesses, except where the failure to do so would not have a Material Adverse Effect.

(5) Conduct of Business.  Each Credit Party shall:

(a)	conduct its business in a proper and efficient manner and keep proper books of account and records with respect to the operation of its business;

(b)	maintain, repair, use and operate its property and premises in a commercially reasonable and efficient manner; and

(c)	maintain its physical assets in good condition so that each asset may be used at all times for the purpose for which it was intended.

(6) Payment.  Each Credit Party shall duly and punctually pay or cause to be paid all sums of money due and payable by it under this Agreement and the other Documents on the dates, at the places and in the currency and the manner set forth herein and therein.

(7) Litigation.  Immediately upon becoming aware thereof, each Credit Party shall (a) promptly give notice to the Administrative Agent of any litigation, proceeding or dispute, threatened or commenced against it if the litigation, proceeding or dispute could, if adversely determined, have a Material Adverse Effect, (b) advise the Administrative Agent of the extent to which any adverse determination is covered by insurance, (c) provide all reasonable information requested by the Administrative Agent concerning the status of any litigation, proceeding or dispute, and (d) use reasonable efforts to bring about a reasonable and favourable resolution or disposition of the litigation, proceeding or dispute.

(8) Pay Claims and Taxes.  Each Credit Party shall promptly pay and discharge when due all Taxes charged to or payable by it and all obligations which may result in Liens (other than Permitted Liens) on its properties or assets unless the relevant Tax or obligation is being actively and diligently contested in good faith by appropriate proceedings and is adequately reserved against in accordance with GAAP.  Each Credit Party shall notify the Administrative Agent of each contest promptly upon forming the intention to contest the relevant payment, Tax or obligation.

(9) Notice of Default or Material Adverse Change.  Each Credit Party shall provide to the Administrative Agent prompt notice of any Material Adverse Change, Default or Event of Default of which it is aware, setting forth the details thereof and the action taken or to be taken to remedy it.

(10) Auditors.  Each Credit Party shall promptly give notice to the Administrative Agent of a change in its Auditors and the reasons for the change.

(11) Canadian Benefit and Pension Plans. Neither the Borrower nor any of its Subsidiaries shall establish or maintain any Canadian Benefit Plan or Canadian Pension Plan save as set forth in Schedule 2.12.1(16) and the Borrower and its Subsidiaries will comply in all material respects with all of their obligations(including fiduciary, funding, investment, administrative and reporting obligations) under any such plans.

(12) Mortgage Investment Corporation.  The Borrower shall at all times throughout each Fiscal Year be a “mortgage investment corporation” within the meaning of section 130.1(6) of the ITA and shall at all times conduct and maintain its undertaking, business, operations, properties and assets in compliance with the criteria set forth in, and to maintain its status as a “mortgage investment corporation” within the meaning of, section 130.1(6) of the ITA.  The Borrower shall notify the Administrative Agent promptly in writing if at any time it ceases to be in compliance with any of criteria set forth in section 130.1(6) of the ITA.

9.2 Negative Covenants

While any amount owing under this Agreement or any of the other Documents remains unpaid, or the Administrative Agent or the Lenders have any obligations under this Agreement or any of the other Documents, each Credit Party covenants with the Administrative Agent and each Lender that it shall not without the prior consent of the Majority Lenders:

(1) Dispositions.  Sell, lease, transfer, assign, convey or otherwise dispose of, any of its properties or assets, except sales of assets in the ordinary course of business and in accordance with the terms of the Security Documents.

(2) Negative Pledge.  Assume, create or permit to exist, any Lien, other than Permitted Liens, in respect of any of its undertakings, properties and assets, whether now owned or hereafter acquired.

(3) Debt.  Create, incur, assume or permit to exist, any Debt except:

(a)	the Obligations;

(b)	Debt not exceeding amounts secured by Permitted Liens or which could be secured by Permitted Liens;

(c)	Debt for amounts payable to suppliers in the ordinary course of business;

(d)	Hedging Liabilities permitted under Section 9.2(13); and

(e)	Subordinated Debt.

(4) Inter-Company Debt.  Repay any inter-company debt to Viceroy Gold Corp.

(5) Distributions.  Make any Distributions, other than Permitted Distributions.

(6) Amalgamation and Merger.  Enter into any merger, consolidation, amalgamation, reorganization, reconstruction or arrangement with any Person.

(7) Fundamental Change.  (a) Change its business objectives, purposes or operations in any way which could adversely affect the repayment of the Obligations or result in a Material Adverse Effect; (b) change its capital structure; (c) amend its articles of incorporation or other constating documents; or (d) create or acquire any other Subsidiaries.

(8) Material Contracts.  (a) Cancel or terminate, or permit any Subsidiary to cancel or terminate, any Material Contract; (b) waive, or permit any Subsidiary to waive, any default or breach under any Material Contract; (c) amend or otherwise modify, or permit any Subsidiary to waive or otherwise modify, any Material Contract; or (d) take, or permit any Subsidiary to take, any other action in connection with any Material Contract that would have a Material Adverse Effect.

(9) Fiscal Year End. Change its Fiscal Year.

(10) Change of Control.  Consent to or facilitate a change of Control of  the Borrower.

(11) Management Team.   Make or suffer changes to its senior management, as a result of which three (3) or more of the individuals holding the offices of Chief Financial Officer, Chief Executive Officer, Chief Operating Officer, Senior Vice-President Originations or Chairman (or Co-Chairman if there are more than one (1) Chairman) on the Closing Date cease to hold such offices by reason of dismissal, resignation or otherwise, and within thirty (30) days of the date of any such change, or such later date as the Majority Lenders may agree to, such individuals are not replaced by individuals satisfactory to the Majority Lenders, acting reasonably, or other arrangements satisfactory to the Majority Lenders, acting reasonably, are not made.

(12) Environmental Activity.  Carry on any Environmental Activity or cause or permit any Contaminant to be stored in or to be present in any form in or under its properties contrary to any Environmental Law.

(13) Hedge Contracts.  Enter into any Hedge Contract or repurchase transaction for any purpose other than Hedge Contracts entered into with a Lender or any affiliate of a Lender in the ordinary course of business.

(14) Acquisitions or Investments.  Directly or indirectly, in any transaction or series of related transactions, acquire any going concern business or all or substantially all the assets of or securities issued by any Person, whether through purchase, merger, amalgamation or otherwise, or make any other Investment other than pursuant to Sections 9.2(15).

(15) Subsidiaries.  Create or acquire any Material Subsidiary unless (i) such Subsidiary is wholly owned by the Borrower, and (ii)  the Administrative Agent is granted the Security Documents required pursuant to this Agreement.

9.3 Financial Covenants

While any amount owing under this Agreement or any of the other Documents remains unpaid, or the Administrative Agent or the Lenders have any obligations under this Agreement or any of the other Documents, the Borrower covenants with the Administrative Agent and each Lender to maintain, on a consolidated basis:

(1)  Equity all times in excess of Two Hundred and Fifty Million Dollars (Cdn$250,000,000), to calculated and certified quarterly as at the end of each Fiscal Quarter of the Borrower;

(2) EBITDA of not less than Twenty-Five Million Dollars (Cdn$25,000,000), calculated and certified quarterly on a rolling 4 quarters basis for the Fiscal Quarter then ended and the immediately preceding 3 Fiscal Quarters;

(3) A ratio of EBITDA to Interest Expense, calculated and certified quarterly on a rolling 4 quarters basis for the Fiscal Quarter then ended and the immediately preceding 3 Fiscal Quarters of not less than 3:1;

(4) a ratio of Funded Debt to Tangible Total Assets not to exceed .40:1, to be calculated and certified quarterly as at the end of each Fiscal Quarter of the Borrower.

9.4 Accounting, Financial Statements and Other Information

While any amount owing under this Agreement or any of the other Documents remains unpaid, or the Administrative Agent or the Lenders have any obligations under this Agreement or any of the other Documents, each Credit Party covenants with each Lender and the Administrative Agent as follows:

(1) General.  Each Credit Party shall maintain a system of accounting established and administered in accordance with GAAP consistently applied and shall set aside on their respective books all proper reserves as GAAP shall require.  Each Credit Party shall permit representatives of any Lender or the Administrative Agent to visit and inspect any of the properties of the Credit Parties and examine any of their respective books and records at any reasonable time and upon reasonable notice and as often as is reasonably necessary and to discuss the business, operations, properties and financial and other condition of the Credit Parties with officers and employees of the Credit Parties and with its Auditors.  Any information regarding the Credit Parties obtained pursuant to those examinations shall be held by the Administrative Agent and the Lenders in compliance with Section 14.10.

(2) Monthly Reports.  The Borrower shall provide the Administrative Agent with a Borrowing Base Certificate on a monthly basis, promptly upon availability, and in any event within 20 days of the end of each month.  The Borrowing Base calculation is to include a monthly loan portfolio report, in a form satisfactory to the Administrative Agent.

(3) Quarterly Reports.  The Credit Parties shall provide the Administrative Agent with the following reports promptly upon availability, and in any event within 45 days of the end of each Fiscal Quarter:

(a)
the unaudited financial statements, consolidated and unconsolidated, of the Borrower and unaudited unconsolidated financial statements of each of the other Credit Parties, each prepared in accordance with GAAP (including a balance sheet and statements of income and retained earnings and changes in financial position), and a reconciliation to “income” of the Borrower for the purposes of the ITA; and

(b)	a Compliance Certificate certifying, inter alia, compliance with this Agreement including the financial covenants set forth in Section 9.3, including the detailed calculations in support thereof.

(4) Annual Reports.                                           The Credit Parties shall provide the Administrative Agent with the following reports promptly upon availability, and in any event within 90 days, in the case of paragraphs (a) and (b) below, and 60 days, in the case of paragraph (c) below, of the end of each Fiscal Year:

(a)
audited annual consolidated and unconsolidated financial statements of the Borrower and unaudited annual unconsolidated financial statements of each of the other Credit Parties, each duly certified by the board of directors, together with a report of the Auditors whose report shall contain no qualifications except those satisfactory to the Administrative Agent, and a reconciliation to “income” of the Borrower for the purposes of the ITA;

(b)	a Compliance Certificate certifying, inter alia, compliance with this Agreement including the financial covenants set forth in Section 9.3, including the detailed calculations in support thereof; and

(c)
annual budget, including, proforma balance sheets and income and cash flow statements for each of the Credit Parties prepared on a monthly or quarterly basis (at the option of the Borrower) for the current Fiscal Year.

Each of the statements required by this Section 9.4 shall set forth in comparative form the corresponding figures for the corresponding period of the preceding fiscal period (if any), all in reasonable detail.  All statements and reports required by this Section 9.4 shall be in a form and scope acceptable to the Lenders.

(5) Other Information.  The Credit Parties shall provide the Administrative Agent with such other reports and information regarding the operations, business, assets and financial condition of the Credit Parties as the Administrative Agent may reasonably request.

SECTION 10  – DEFAULT AND ENFORCEMENT

10.1 Events of Default

The occurrence of one or more of the following events or circumstances constitutes an Event of Default under this Agreement:

(1) Non-payment of Principal.  The Borrower fails to make when due, whether by acceleration or otherwise, any payment of principal required to be made by the Borrower under this Agreement or any other Document.

(2) Non-payment of Interest, Fees or Other Amounts.  The Borrower fails to make when due, whether by acceleration or otherwise, any payment of interest, fees, costs or any other payment under this Agreement or any other Document and such non-payment continues unremedied for three (3) Business Days.

(3) Breach of Covenants, etc.  Any Credit Party fails to perform or observe:

(a)	any term, condition, covenant or undertaking contained in Sections 9.2, 9.3 or 9.4; or

(b)	any other term, condition, covenant or undertaking contained in any Document which is not otherwise specifically addressed in this Section 10.1.

(4) Cross-Default.  With respect to any Debt of any of the Credit Parties aggregating in excess of Cdn$500,000 (other than under any Document):

(a)
default occurs in the payment thereof when due, whether by acceleration or otherwise and such default continues after the grace period, if any, provided for in the instrument or agreement relating to such Debt; or

(b)
default occurs in the performance or observance of any obligation or condition with respect thereto and that default remains unremedied after any remedial period with respect thereto or any other event occurs with respect thereto, and the effect of that default or other event is to accelerate the maturity of that Debt or to permit the holder or holders thereof, or any trustee or agent for the holder or holders, to cause the Debt to become due and payable prior to its expressed maturity.

(5) Representations and Warranties.  Any representation, warranty or statement which is made by any Credit Party in any Document or which is contained in any certificate, written statement or written notice provided under or in connection with any Document or which is deemed to have been made is untrue or incorrect in any material respect when made or deemed to have been made.

(6) Execution.  Any writ, distress, execution, attachment, seizure, garnishment, sequestration, extent or any similar process is issued, levied or enforced against any Credit Party, or any of their respective properties or assets for an amount of Cdn$500,000 or more.

(7) Invalidity and Contest.  This Agreement or any of the other Documents, or any material provision hereof or thereof, shall at any time after execution and delivery hereof or thereof, for any reason, cease to be a legal, valid and binding obligation of any of the Credit Parties or cease to be enforceable against any of the Credit Parties in accordance with its terms or shall be declared to be null and void, or the legality, validity, binding nature or enforceability of this Agreement or any other Document, or any provision hereof or thereof, shall be contested by any of the Credit Parties or any of the Credit Parties shall deny that it has any further liabilities or obligations hereunder or thereunder.

(8) Judgment.  A final judgment in excess of Cdn$500,000 is levied or enforced against any of the Credit Parties, unless the judgment is being actively and diligently appealed and is satisfied, vacated, discharged or execution thereof stayed pending appeal or a settlement of the judgment has been negotiated on terms acceptable to the Administrative Agent, acting reasonably, within 30 days of the rendering of the judgment, or if any stay is lifted or a default occurs in any settlement.

(9) Government Approval.  Any Government Approval required to enable any Credit Party to conduct its business substantially as presently conducted or to perform its obligations under this Agreement is not obtained or is withdrawn or ceases to be in full force and effect.

(10) Voluntary Proceedings.  Any Credit Party:

(a)
institutes proceedings for substantive relief in any bankruptcy, insolvency, debt restructuring, reorganization, readjustment of debt, dissolution, liquidation, winding-up or other similar proceedings (including proceedings under the Bankruptcy and Insolvency Act (Canada), the Winding-up and Restructuring Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the incorporating statute of the relevant corporation or other similar legislation), including proceedings for the appointment of a trustee, interim receiver, receiver, receiver and manager, administrative receiver, custodian, liquidator, provisional liquidator, administrator, sequestrator or other like official with respect to the relevant corporation or all or any material part of its property or assets;

(b)	makes an assignment for the benefit of creditors;

(c)
is unable or admits in writing its inability to pay its debts as they become due or otherwise acknowledges its insolvency or commits any other act of bankruptcy or is taken to be insolvent under any applicable legislation;

(d)	voluntarily suspends the conduct of its business or operations;

or acquiesces to, or takes any action in furtherance of, any of the foregoing.

(11) Involuntary Proceedings.  If any third party in respect of any Credit Party:

(a)	makes any application under the Companies’ Creditors Arrangement Act (Canada) or similar legislation;

(b)	files a proposal or notice of intention to file a proposal under the Bankruptcy and Insolvency Act (Canada) or similar legislation;

(c)	institutes a winding-up proceeding under the Winding-up and Restructuring Act (Canada), any relevant incorporating statute or any similar legislation;

(d)	presents a petition in bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any similar legislation; or

(e)
files, institutes or commences any other petition, proceeding or case under any other bankruptcy, insolvency, debt restructuring, reorganization, incorporation, readjustment of debt, dissolution, liquidation, winding-up or similar law now or hereafter in effect, seeking bankruptcy, liquidation, reorganization, dissolution, winding-up, composition or readjustment of debt of any of them, the appointment of a trustee, interim receiver, receiver, receiver and manager, administrative receiver, custodian, liquidator, provisional liquidator, administrator, sequestrator or other like official for any of them, or any material part of any of their respective assets or any similar relief;

(12) Creditor Action. Any secured creditor, encumbrancer or lienor, or any trustee, interim receiver, receiver, receiver and manager, administrative receiver, agent, bailiff or other similar official appointed by any secured creditor, encumbrancer or lienor, takes possession of, forecloses, seizes, retains, sells or otherwise disposes of, or otherwise proceeds to enforce security over, all or a substantial part of the assets of any Credit Party.

(13) Material Adverse Effect.  At any time there occurs an event or circumstance which in the view of the Majority Lenders, acting reasonably, has a Material Adverse Effect.

(14) Material Contracts.  Any Credit Party defaults in any material respect under any Material Contract, all applicable notice or cure periods under such Material Contract have expired without the default having been cured or waived, and such default has or would reasonably be expected to have a Material Adverse Effect.

(15) Change of Control.  A change of Control of the Borrower occurs.

10.2 Rights upon Default and Event of Default

Upon the occurrence of a Default, the Administrative Agent may, and shall upon the instructions of the Majority Lenders, on notice to the Borrower, declare that the ability of the Borrower to make any further borrowing under the Credit Facilities shall be suspended pending the remedying of the Default.  Upon the occurrence of an Event of Default pursuant to Sections 10.1(10) or 10.1(11), the Administrative Agent shall, and upon the occurrence of any other Event of Default and for so long as the other Event of Default shall continue, the Administrative Agent may, and shall upon the instructions of the Majority Lenders, without notice to the Borrower, do either or both of the following:

(a)	declare that the Total Commitment has expired and that the Lenders’ obligations to make Advances have terminated; and

(b)
declare the entire principal amount of all Advances outstanding, all unpaid accrued interest and all fees and other amounts required to be paid by the Borrower hereunder to be immediately due and payable without the necessity of presentment for payment, notice of non-payment and of protest (all of which are hereby expressly waived) and proceed to exercise any and all rights and remedies hereunder and under any other Document or otherwise permitted by law.

From and after the issuance of any declaration referred to in this Section 10.2, no Lender shall be required to honour any cheque or other instrument presented to it by the Borrower regardless of the date of issue or presentation.  Immediately upon receipt of a declaration under Section 10.2(b), the Borrower shall pay to the Administrative Agent on behalf of the Lenders all amounts outstanding hereunder including an amount equal to the aggregate of the face amounts of all Bankers’ Acceptances which have not matured, which amount shall be held by the Administrative Agent in a non-interest bearing account as collateral security for the Borrower’s obligations with respect to those Bankers’ Acceptances.  If the Borrower does not pay any such amount so required to be paid, the applicable Lender shall have the option at any time without notice to the Borrower to make an Advance of a Prime Loan to the Borrower equal to that amount, such Advance to bear interest at the rates specified in this Agreement.  The proceeds of such Advance shall be held by the Administrative Agent in the non-interest bearing account as collateral security for the Borrower’s obligations under the Bankers’ Acceptances. The Borrower shall execute such security documents with respect to those Bankers’ Acceptances and any amounts paid or held in respect thereof as the Administrative Agent shall require.

10.3 Waiver of Default

No express or implied waiver by the Administrative Agent and the Lenders or any of them of any Default or Event of Default shall in any way be or be construed to be a waiver of any future or subsequent Default or Event of Default.  To the extent permitted by Applicable Law, each Credit Party hereby waives any rights now or hereafter conferred by statute or otherwise which may limit or modify any of the Administrative Agent’s or the Lenders’ rights or remedies under any Document.  Each Credit Party acknowledges and agrees that the exercise by the Administrative Agent or any Lender of any rights or remedies under any Document without having declared an acceleration shall not in any way alter, affect or prejudice the right of the Administrative Agent and the Lenders to make a declaration pursuant to Section 10.2 at any time and, without limiting the foregoing, shall not be construed as or deemed to constitute a waiver of any rights under Section 10.2.

SECTION 11  – REMEDIES

11.1 Remedies Cumulative

For greater certainty, the rights and remedies of the Administrative Agent and the Lenders under this Agreement and the other Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity.  Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy upon the occurrence of a Default or Event of Default shall not be deemed to be a waiver of, or to alter, affect or prejudice any other right or remedy to which the Administrative Agent or the Lender may be lawfully entitled as a result of the Default or Event of Default, and any waiver by the Administrative Agent or any Lender of the strict observance of, performance of or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted thereby, either expressly or by conduct, shall be effective only in the specific instance and for the purpose for which it is given and shall be deemed not to be a waiver of any subsequent Default or Event of Default.

11.2 Sharing of Information

Each Credit Party authorizes the Administrative Agent and the Lenders to share among each other any information possessed by any of them regarding the Credit Parties.

11.3 Remedies Not Limited

The Administrative Agent on behalf of itself and the Lenders may, to the extent permitted by Applicable Law, bring suit at law, in equity or otherwise, for any available relief or purpose including: (1) the specific performance of any covenant or agreement contained in this Agreement or in any other Document; (2) an injunction against a violation of any of the terms of this Agreement or any other Document; (3) in aid of the exercise of any power granted by this Agreement or any other Document or by law; or (4) the recovery of any judgment for any and all amounts due in respect of the Obligations.

11.4 Sharing of Proceeds Among the Lenders

The Lenders agree among themselves that, except as otherwise contemplated by the provisions of this Agreement, all sums received by the Lenders for application against amounts owing by the Borrower under this Agreement (whether received by voluntary payment, by the exercise of any right of set-off, or by counterclaim, cross-action or as proceeds of realization of any security), after payment to the Administrative Agent of its fees and disbursements, shall be shared by each Lender as nearly as possible in accordance with each Lender’s Rateable Portion.

11.5 Set-Off, etc.

Upon the occurrence of a Default, the Administrative Agent, each Lender and each of their respective branches and offices are hereby authorized by the Borrower from time to time, without notice to: (1) set off and apply any and all amounts owing by the Administrative Agent or any Lender or any of its branches or offices to the Borrower (whether payable in Canadian Dollars or any other currency – and any amounts so owing in any other currency may be converted into one or more currencies in which the Obligations are denominated at such rate or rates as the party may be able to obtain, acting reasonably -  whether matured or unmatured, and in the case of deposits, whether general or special, time or demand and however evidenced) against and on account of the Obligations (whether or not any declaration under Section 10.2 has been made and whether or not those Obligations are unmatured or contingent);  and (2) hold any amounts owing by the Administrative Agent or any Lender as collateral to secure payment of the Obligations owing to it to the extent that those amounts may be required to satisfy any contingent or unmatured Obligations owing to it.  For greater certainty, the rights granted to the Administrative Agent and the Lenders under this Section 11.5 shall not apply to amounts held by the Borrower in any account designated as a trust account.

11.6 Administrative Agent or Lender May Perform Covenants

If any Credit Party fails to perform any of its obligations under any covenant contained in this Agreement or any other Document, the Administrative Agent or any Lender may (but has no obligation to), upon notice to the Borrower, perform any covenant capable of being performed by it and, if the covenant requires the payment or expenditure of money, it may make an Advance to fund that requirement, which Advance shall be repaid by the Borrower on demand.  That Advance shall bear interest at a rate calculated and paid in accordance with Section 3.

SECTION 12  – THE AGENT AND THE LENDERS

12.1 Authorization of Administrative Agent

Each Lender irrevocably appoints and authorizes the Administrative Agent to take all action as agent on its behalf and to exercise those powers and perform those duties under this Agreement and the other Documents as are delegated to the Administrative Agent by the terms thereof, together with all powers reasonably incidental thereto.  As to any matters not expressly provided for by this Agreement or the other Documents, the Administrative Agent is not required to exercise any discretion or to take any action, but is required to act or to refrain from acting (and is fully protected in so acting or refraining from acting) upon the instructions of the Majority Lenders.  Notwithstanding anything to the contrary in this Agreement and the other Documents, the Administrative Agent shall never be required to take any action which is contrary to this Agreement, the other Documents or Applicable Law.  No Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under this Agreement in accordance with the terms and conditions of this Section 12.  All communications between the Borrower and any Lender in connection with this Agreement and the other Documents shall be directed through the Administrative Agent.

12.2 Action by Administrative Agent

The Administrative Agent shall have the right, subject to the provisions of this Agreement, and without restricting the generality of this Agreement, to take such actions as the Administrative Agent deems necessary or refrain from taking those actions, or to give agreements, consents, approvals, or instructions to the Borrower or any of the other Credit Parties on behalf of the Lenders in respect of all matters referred to in or contemplated by this Agreement.  Each Lender agrees that any action taken by the Administrative Agent or the Majority Lenders (or, where required by the express terms of this Agreement, a greater proportion of the Lenders) in accordance with the provisions of this Agreement or of the other Documents, and the exercise by the Administrative Agent or the Majority Lenders (or, where so required, such greater proportion) of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders.  Without limiting the generality of the foregoing, the Administrative Agent shall have the sole and exclusive right and authority to (1) act as the disbursing and collecting agent for the Lenders with respect to all payments and collections arising in connection herewith and with the Security Documents; (2) execute and deliver each Document and accept delivery of each such agreement delivered by any of the Credit Parties; (3) act as collateral agent for the Lenders for purposes of the perfection of all security interests and Liens created by such agreements and all other purposes stated therein; (4) manage, supervise and otherwise deal with the Collateral; (5) take such action as is necessary or desirable to maintain the perfection and priority of the security interests and Liens created or purported to be created by the Security Documents; and (6) except as may be otherwise specifically restricted by the terms hereof or of any other Document, exercise all remedies given to the Administrative Agent and the Lenders with respect to the Collateral under the Documents relating thereto, Applicable Law or otherwise.

12.3 Arrangements for Advances

The Administrative Agent shall give notice to each Lender promptly in writing upon receipt by the Administrative Agent of any notice given under this Agreement which affects a Lender.  The Administrative Agent shall advise each Lender of the amount, date and details of each Advance and of each Lender’s participation in each Advance.  At or before 1:00 p.m. on the Drawdown Date, each Lender will make its participation available to the Borrower at the Administrative Agent’s Account for Payments and, for greater certainty, Bankers’ Acceptances shall be accepted by the Lenders at their respective Branches of Account.

12.4 Arrangements for Repayment of Advances

All payments made by or on behalf of the Borrower and received by the Administrative Agent, whether before or after the exercise of any rights arising under Section 10.2, shall be paid to each Lender in accordance with its entitlement under this Agreement.  Payment by the Administrative Agent shall be made promptly following receipt and, in any event, the Administrative Agent shall use its reasonable efforts to pay to each Lender at the applicable Lender’s Branch of Account the applicable amount on the same Business Day as the amount is received by the Administrative Agent.

12.5 Lenders Bound by Decision to Exercise Remedies

Each Lender agrees to be bound by a decision of the Majority Lenders to exercise the rights and remedies provided in this Agreement.  Each Lender shall, subject to Applicable Law, do all acts and things as may be necessary or reasonable to enable the Administrative Agent to act pursuant to any decision.

12.6 Deemed Repayment and Funding

(1) Assumption re Payments.  Unless the Administrative Agent has been notified in writing by the Borrower at least 1 Business Day before the date on which any payment to be made by the Borrower under this Agreement is due that the Borrower does not intend to remit the payment, the Administrative Agent may, in its discretion, assume that the Borrower has remitted the payment when so due and the Administrative Agent may, in its discretion and in reliance upon that assumption, make available to each Lender on the payment date an amount equal to its Rateable Portion of the assumed payment.  If the Borrower does not in fact remit that payment to the Administrative Agent, the Administrative Agent shall promptly notify each Lender and each Lender shall forthwith on demand pay to the Administrative Agent the amount of the assumed payment made available to the Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Administrative Agent (the determination to be conclusive and binding on the Lender) in accordance with the Administrative Agent’s usual banking practice for similar advances to financial institutions of like standing to that Lender, and, in any event, at a rate no greater than the usual interbank offered rate for the sale of deposits in the applicable currency.

(2) Assumption re Advances.  Unless the Administrative Agent has been notified in writing by a Lender at least 1 Business Day before a Drawdown Date that the Lender does not intend to make available its Rateable Portion of an Advance to be made available on the Drawdown Date, the Administrative Agent may, in its discretion, assume that the Lender has remitted to the Administrative Agent funds in an amount equal to its Rateable Portion of the Advance and the Administrative Agent may, in its discretion and in reliance upon that assumption, make available to the Borrower on the Drawdown Date an amount equal to the Lender’s Rateable Portion of that Advance.  If the Lender does not in fact remit such funds to the Administrative Agent, the Administrative Agent shall promptly notify that Lender, and that Lender, or failing that Lender, the Borrower, shall forthwith on demand pay to the Administrative Agent the amount made available by the Administrative Agent on behalf of that Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Administrative Agent (the determination to be conclusive and binding on that Lender) in accordance with the Administrative Agent’s usual banking practice for similar advances to financial institutions of like standing to that Lender, but, in any event, at a rate no greater than the usual interbank offered rate for the sale of deposits in the applicable currency.

12.7 Responsibility of Administrative Agent

The Administrative Agent makes no representation or warranty, and accepts no responsibility, with respect to the due execution, legality, validity, sufficiency or enforceability of any Document or any other instrument or document referred to herein or relative hereto.  The Administrative Agent assumes no responsibility for the financial condition of the Borrower or any of the other Credit Parties or for the repayment of any of the Advances.  The Administrative Agent assumes no responsibility with respect to the accuracy, authenticity, legality, validity, sufficiency or enforceability of any documents, papers, materials or other information furnished by the Borrower, any other Credit Party or any other Person to the Administrative Agent or to any Lender in connection with any of the Documents or any matter referred to therein.  Except for its gross negligence or wilful misconduct, the Administrative Agent shall incur no liability to the Lenders under or in respect of this Agreement or any of the other Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances.  The Administrative Agent assumes no responsibility for the repayment of any of the Advances or other amounts outstanding under this Agreement or any of the other Documents by the Borrower or any of the other Credit Parties.

12.8 Acknowledgement of Lenders

(1) Independent Appraisal of Borrower.  Each Lender acknowledges to the Administrative Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Credit Parties and, accordingly, each Lender confirms to the Administrative Agent that it has not relied, and will not hereafter rely on the Administrative Agent:

(a)
to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Credit Parties or in connection with any of the Documents (whether or not the information has been or is hereafter circulated to the Lender by the Administrative Agent);

(b)	to enquire as to the performance by the Credit Parties of its obligations under any of the Documents; or

(c)	to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Credit Parties.

(2) No Fiduciary Obligations. Each Lender acknowledges to the Administrative Agent that the Administrative Agent is not a fiduciary in respect of the Lender, and owes no fiduciary duties or obligations to the Lender under or by virtue of this Agreement or otherwise.

12.9 Successor Administrative Agent

The Administrative Agent may resign at any time by giving written notice thereof to each of the Lenders and the Borrower.  Upon any resignation, the Majority Lenders shall have the right to appoint a successor agent.  If no successor agent has been appointed by the Majority Lenders and accepted that appointment within 30 days after the retiring agent gives notice of its resignation, then the retiring agent may, on behalf of the Lenders, appoint a successor agent. If no successor agent has been appointed pursuant to the foregoing within the 30 days following the giving of notice of resignation by the retiring agent, the resignation shall nonetheless then become effective and the Majority Lenders shall perform the duties of agent hereunder until they appoint a successor agent.  Any successor agent appointed under this Section 12.9 shall be a Lender which has an office in Toronto, Ontario.  Upon the acceptance of any appointment as agent by a successor agent, the successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent.  Whether or not a successor agent has been appointed, the retiring agent shall be discharged from its duties and obligations under this Agreement upon its resignation becoming effective (including any obligations as Swing Line Lender).  After any Person’s resignation under this Agreement as the agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the Person while it was acting as the agent.

The Swing Line Lender may, by notice to the Borrower and the Lenders, resign and terminate its obligations as Swing Line Lender if the Administrative Agent resigns or is otherwise replaced at any time.  Upon the resignation of the Swing Line Lender, each Lender shall make an Advance by way of Prime Loans equal to its Rateable Portion of the Swing Line Loans outstanding at the time of the resignation, such Advances to be applied to fully repay the outstanding Swing Line Loans.

12.10 Notices between the Lenders and the Administrative Agent

All notices by a Lender to the Administrative Agent shall be through the Administrative Agent’s Branch of Account and all notices by the Administrative Agent to the Lender shall be through the Lender’s Branch of Account.

12.11 Relations with the Credit Parties

Each Lender may deal with each of the Credit Parties in any transaction not associated with this Agreement and generally conduct any other banking business with or provide any other financial services to the Credit Parties without having any liability to account to the other Lenders therefor.  With respect to its Commitment as a Lender and its Rateable Portion of Advances, the Administrative Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise them as though it were not the Administrative Agent.  All communication between the Credit Parties and any Lender in connection with this Agreement and the other Documents shall be directed through the Administrative Agent.

12.12 Reliance by Administrative Agent

The Administrative Agent shall be entitled to rely upon any writing, letter, notice, certificate, telex, telecopy, cable, statement, order or other document believed by the Administrative Agent to be genuine and correct and to have been signed, sent or made by the proper Person or Persons.  With respect to legal matters, the Administrative Agent may (but is not obligated to) act upon advice of legal advisers selected by the Administrative Agent, including in-house counsel of the Administrative Agent, concerning all matters pertaining to this Agreement and the other Documents and the Administrative Agent’s duties under this Agreement and the other Documents, and the Administrative Agent shall assume no responsibility and shall incur no liability to the any Credit Party or any Lender by reason of relying on any such document or acting on any such advice.

12.13 Reimbursement of Administrative Agent’s Expenses and Indemnity

Each Lender agrees to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) in accordance with its Rateable Portion from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever which may be imposed on, incurred by, or asserted against the Administrative Agent in that capacity in any way relating to or arising out of this Agreement or any other Document or any action taken or omitted by the Administrative Agent under this Agreement or any other Document except for those resulting from the Administrative Agent’s gross negligence or wilful misconduct.  Without limiting the generality of the foregoing, each Lender agrees to reimburse the Administrative Agent promptly upon demand for that Lender’s Rateable Portion of out-of-pocket expenses (including the fees and disbursements of counsel) incurred by the Administrative Agent in connection with the determination or preservation of any rights or remedies of the Administrative Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights, remedies or responsibilities under, this Agreement or the other Documents, to the extent that the Administrative Agent is not reimbursed for those expenses by the Borrower.  The obligations of the Lenders under this Section 12.13 shall survive the repayment of all Advances and the termination of the Credit Facilities.

12.14 Borrower’s Right to Rely on Administrative Agent

Unless otherwise required hereunder, during the term of this Agreement, the Borrower shall be entitled to deal exclusively with the Administrative Agent and to rely on discussions with and instructions from the Administrative Agent in order to fulfil its obligations hereunder.

12.15 Administrative Agent’s Duty to Deliver Documents

The Administrative Agent shall promptly deliver to each of the Lenders, at their respective Branches of Account, all documents, papers, materials and other information as are furnished by the Credit Parties to the Administrative Agent on behalf of the Lenders under this Agreement, but shall have no other obligation to provide any Lender with any credit or other information whatsoever with respect to the Credit Parties and shall be under no obligation to inquire as to the performance by the Credit Parties of their obligations under this Agreement or any other Document.

12.16 No Partnership

Nothing contained in this Agreement and no action taken pursuant to it shall be deemed to constitute the Lenders a partnership, association, joint venture or other similar entity.

12.17 Adjustments Among Lenders

(1) Adjustment After Exercise of Rights.  Each Lender agrees that, after the exercise of any rights pursuant to Section 10.2, it will at any time or from time to time, upon the request of the Administrative Agent, as required by any other Lender, purchase portions of the amounts due and owing to the other Lenders and make any other adjustments which may be necessary or appropriate so that the amounts due and owing to each Lender, as adjusted under this Section 12.17, will, as nearly as possible, reflect each Lender’s Rateable Portion determined as at the date of this Agreement prior to the making of any Advance.

(2) General Application.  For greater certainty, the Lenders acknowledge and agree that, without limiting the generality of the provisions of Section 12.17(1), those provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off or otherwise) on account of any money owing or payable by the Borrower to it in excess of its Rateable Portion thereof determined as at the date of this Agreement prior to the making of any Advance.

(3) Borrower Agreement.  The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders under this Section 12.17 but shall incur no increased liabilities by reason thereof.

12.18 Administrative Agent May Deal With Collateral

Each of the Lenders hereby directs, in accordance with the terms hereof, the Administrative Agent to release any Lien held by the Administrative Agent for the benefit of the Lenders against:

(a)
all of the Collateral, upon termination of the Commitments and payment and satisfaction in full of all Obligations that the Administrative Agent has been notified in writing are then due and payable; and

(b)
any part of the Collateral sold or disposed of by the Credit Parties if such sale or disposition is permitted by this Agreement (or permitted pursuant to a waiver or consent to a transaction otherwise prohibited by this Agreement, if such waiver or consent is consented to by the Majority Lenders in accordance with the terms of this Agreement).

Each of the Lenders hereby directs the Administrative Agent to execute and deliver or file such termination and partial release statements and do such other things as are necessary to release Liens to be released pursuant to this Section 12.18 promptly upon the effectiveness of any such release.

12.19 Indemnity of Administrative Agent

The Administrative Agent may refrain from exercising any right, power or discretion or taking any action to protect or enforce the rights of any Lender under this Agreement and the Documents until it has been indemnified or secured to its satisfaction against any and all costs, losses, expenses or liabilities (including legal fees) which it would or might sustain or incur as a result of the action or exercise.

12.20 Administrative Agent May Debit Accounts

Each Credit Party authorizes and directs the Administrative Agent, in the Administrative Agent’s discretion, to debit automatically, by mechanical, electronic or manual means, any bank account of such Credit Party maintained with The Bank of Nova Scotia (for so long as The Bank of Nova Scotia is Administrative Agent) for all amounts payable by such Credit Party under this Agreement or any other Document, including the repayment of principal and the payment of interest, fees and all charges for the keeping of that bank account.  The Administrative Agent shall notify the Borrower as to the particulars of those debits in the normal course.

SECTION 13  – SUCCESSORS AND ASSIGNS

13.1 Successors and Assigns Generally

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Credit Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (a) to an Eligible Assignee in accordance with Section 13.2, (b) by way of participation in accordance with the provisions of Section 13.4, or (c) by way of pledge or assignment of a security interest subject to the restrictions of  Section 13.6 (and any other attempted assignment or transfer by any party hereto shall be null and void).  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 13.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

13.2 Assignments by Lenders

Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it); provided that:

(a)
except (i) if an Event of Default has occurred and is continuing, or (ii) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Advances at the time owing to it, or (iii) in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Advances of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than Cdn$5,000,000, unless each of the Administrative Agent and, so long as no Default has occurred and is continuing, the Borrower otherwise consent to a lower amount (the Borrower’s consent not to be unreasonably withheld or delayed);

(b)
each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned;

(c)	any assignment must be approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is already a Lender;

(d)
the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of Cdn$3,500 and the Eligible Assignee, if it shall not already be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in a form supplied by the Administrative Agent; and

(e)
nothing in this Section  shall prohibit the granting of an assignment by a Schedule I Lender to a Schedule II/III Lender notwithstanding that the Discount Rate applicable to Bankers’ Acceptances issued by the Schedule II/III Lender may be higher than the Discount Rate applicable to Bankers’ Acceptances issued by the Schedule I Lender.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 13.3, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Documents, including any Security Documents, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 4.9, 4.12 and 6.2, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment.  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 13.4.  Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

13.3 Register

The Administrative Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

13.4 Participations

Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person, a Credit Party or any Affiliate of a Credit Party) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Advances owing to it); provided that (a) such Lender’s obligations under this Agreement shall remain unchanged, (b) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (c) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.  Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

Subject to Section 13.5, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 4.9, 4.12 and 6.2 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 13.2.  To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.5 as though it were a Lender, provided such Participant agrees to be subject to Section 11.4 as though it were a Lender.

13.5 Limitations Upon Participant Rights

A Participant shall not be entitled to receive any greater payment under Sections 4.9, 4.12 and 6.2 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent.

13.6 Certain Pledges

Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

SECTION 14  – MISCELLANEOUS

14.1 Amendments, Waivers, etc.

(1) Binding Waiver.  Except as otherwise provided in this Section 14.1, no amendment, waiver, discharge or termination of any provision of this Agreement or any other Document, no waiver of any breach of any provision of this Agreement or any other Document, and no consent to any departure by a party from any provision of this Agreement, shall be:

(a)	binding upon any Credit Party unless it is evidenced by an instrument in writing signed by such Credit Party; or

(b)	binding upon the Administrative Agent and the Lenders unless it is approved in writing by the Administrative Agent and all Lenders or the Majority Lenders, as applicable.

Notwithstanding the foregoing, any amendment, waiver, discharge or termination may be validly effected by execution by the Administrative Agent and all Lenders or the Majority Lenders, as applicable, of an instrument in writing without requiring the execution of that instrument by any Credit Party, so long as the amendment, waiver, discharge or termination does not adversely affect the rights or obligations of the Borrower.  The Administrative Agent shall forward a copy of the written instrument to the Borrower as soon as practicable following the execution thereof.  The amendment, waiver or consent will be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

(2) Approval of All Lenders.  Where any amendment, waiver, discharge or termination relates to the following matters, the amendment, waiver, discharge or termination requires the approval of all Lenders:

(a)	the rate or amount of any principal, interest or fees or any other amount payable by the Borrower or any alteration in the currency or mode of calculation or computation thereof;

(b)	any extension or reduction of the time for any payments required to be made by the Borrower;

(c)	any change in the Maturity Date;

(d)	the types of Advances available;

(e)	an increase in the Total Commitment or in any Lender’s Commitment;

(f)	an extension or reduction of the notice period required in connection with any Advance;

(g)	the definition of Majority Lenders or any change in the number or percentage of Lenders required for the Lenders, or any of them, or the Administrative Agent, to take action;

(h)	the nature and scope of the Security Documents;

(i)	an assignment or transfer by any Credit Party of any of its rights and obligations under this Agreement; or

(j)	any provision of this Section 14.1, or of Sections 3.3, 11.4 or 11.5.

Any other amendment, waiver, discharge or termination requires the approval of only the Majority Lenders, which approval, if obtained, shall be binding upon all the Lenders.

(3) Request for Approval.  If the approval of a Lender is required under this Section 14.1, the Administrative Agent shall advise the Lender in writing of the issue to be decided and, if the Administrative Agent determines in its sole discretion that it is appropriate to do so, request the Lender’s approval of a course of action proposed by the Administrative Agent.  In requesting a Lender’s approval, the Administrative Agent may establish, in its discretion acting reasonably, a deadline by which the Lender shall respond to the Administrative Agent’s request. If the Lender fails to respond by that deadline, that Lender’s failure to respond shall be conclusive evidence of the disapproval by the Lender of the course of action proposed by the Administrative Agent. The Administrative Agent may, in its sole discretion and acting reasonably, extend the deadline set by the Administrative Agent by which the Lender shall respond to the Administrative Agent’s request.

(4) Amendment re Rights of Administrative Agent.  Any amendment or waiver of any provision of any Document which relates to the rights or obligations of the Administrative Agent shall require the written agreement of the Administrative Agent thereto.

(5) Amendment re Rights of Swing Line Lender.  Any amendment or waiver of any provision of any Document which relates to the rights or obligations of the Swing Line Lender shall require the written agreement of the Swing Line Lender thereto.

14.2 Notice

Unless otherwise specified, any notice or other communication required or permitted to be given to a party under this Agreement shall be in writing and may be delivered personally or sent by prepaid registered mail or by facsimile, to the address or facsimile number of the party set out beside its name at the foot of this Agreement to the attention of the Person there indicated or to such other address, facsimile number or other Person’s attention as the party may have specified by notice in writing given under this Section 14.2.  Any notice or other communication shall be deemed to have been given (1) if delivered personally, when received; (2) if mailed, subject to Section 14.3, on the fifth Business Day following the date of mailing; (3) if sent by facsimile, on the Business Day when the appropriate confirmation of receipt has been received if the confirmation of receipt has been received before 3:00 p.m. on that Business Day or, if the confirmation of receipt has been received after 3:00 p.m. on that Business Day, on the next succeeding Business Day; and (4) if sent by facsimile on a day which is not a Business Day, on the next succeeding Business Day on which confirmation of receipt has been received.

14.3 Disruption of Postal Service

If a notice has been sent by prepaid registered mail and before the fifth Business Day after the mailing there is a discontinuance or interruption of regular postal service so that the notice cannot reasonably be expected to be delivered within five Business Days after the mailing, the notice will be deemed to have been given when it is actually received.

14.4 Further Assurances

Each Credit Party shall from time to time promptly, upon the request of the Administrative Agent, take such action, and execute and deliver such further documents as may be reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement.

14.5 Judgment Currency

If for the purpose of obtaining judgment in any court it is necessary to convert any amount owing or payable to the Administrative Agent or the Lenders under this Agreement from the currency in which it is due (the “Agreed Currency”) into a particular currency (the “Judgment Currency”), the rate of exchange applied in that conversion shall be that at which the Administrative Agent, in accordance with its normal procedures, could purchase the Agreed Currency with the Judgment Currency at or about noon on the Business Day immediately preceding the date on which judgment is given.  The obligation of the Borrower in respect of any amount owing or payable under this Agreement to the Administrative Agent or Lenders in the Agreed Currency shall, notwithstanding any judgment and payment in the Judgment Currency, be satisfied only to the extent that the Administrative Agent, in accordance with its normal procedures, could purchase the Agreed Currency with the amount of the Judgment Currency so paid at or about noon on the next Business Day following that payment; and if the amount of the Agreed Currency which the Administrative Agent could so purchase is less than the amount originally due in the Agreed Currency, the Borrower shall, as a separate obligation and notwithstanding the  judgment or payment, indemnify the Administrative Agent and the Lenders against any loss.

14.6 Waivers

No failure to exercise, and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder shall operate as a waiver thereof.  No single or partial exercise of any right, remedy, power or privilege shall preclude the exercise of any other right, remedy, power or privilege.

14.7 Reimbursement of Expenses

The Credit Parties agree to: (1) pay or reimburse the Administrative Agent, as soon as practicable after demand therefor, for all of its reasonable out-of-pocket costs and expenses incurred in connection with the preparation, negotiation and execution of this Agreement and the other Documents, including any subsequent amendments of this Agreement or any other Document, the consummation and the administration of the transactions contemplated hereby and the determination of any responsibilities and rights hereunder, including the reasonable fees and disbursements of counsel to the Administrative Agent; and (2) pay or reimburse the Administrative Agent, as soon as practicable after demand therefor, for all its costs and expenses incurred in connection with the preservation and enforcement of any rights and remedies under this Agreement and the other Documents, including the reasonable fees and disbursements of its counsel.  The obligations of Credit Parties under this Section 14.7 shall survive the repayment of all Advances and the termination of the Credit Facilities.

14.8 Submission to Jurisdiction

Each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

14.9 Counterparts

This Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.

14.10 Confidentiality

The Administrative Agent and the Lenders shall hold all non-public information obtained pursuant to or in connection with this Agreement or obtained by them based on a review of the books and records of any Credit Party in confidence in accordance with their customary procedures for handling confidential information of this nature, but may make disclosure to any of their examiners, regulators (including the Office of the Superintendent of Financial Institutions), Affiliates, outside auditors, counsel and other professional advisors in connection with this Agreement or as reasonably required by any potential bona fide Participant or Eligible Assignee, or in connection with the exercise of remedies under a Document, or as requested by any Governmental Authority or pursuant to legal process; provided, however, that:

(1) unless specifically prohibited by Applicable Law or court order, the Administrative Agent and each Lender shall promptly notify the Borrower of any request by any governmental agency or representative thereof (other than any such request in connection with an examination of the financial condition of the Administrative Agent or Lender by such Governmental Authority) for disclosure of any such non-public information and, where practicable, prior to disclosure of such information,

(2) prior to any such disclosure pursuant to this Section 14.10, the Administrative Agent or Lender, as the case may be, shall require any bona fide Participant and Eligible Assignee receiving a disclosure of non-public information to agree in writing:

(a)	to be bound by this Section 14.10; and

(b)	to require such Person to require any other Person to whom such Person discloses such non-public information to be similarly bound by this Section 14.10.

(3) disclosure may, with the consent of the Administrative Agent and the Borrower, be made by any Lender to any direct or indirect contractual counter parties of such Lender in swap agreements or such contractual counter parties’ professional advisors; provided that such contractual counter party or professional advisor agrees in writing to keep such information confidential to the same extent required of the Lenders hereunder; and

(4) except as may be required by an order of a court of competent jurisdiction and to the extent set forth therein, no Lender shall be obligated or required to return any materials furnished by the Credit Parties.

[INTENTIONALLY LEFT BLANK]

CREDIT AGREEMENT

The parties have executed this Agreement.

Suite 1028 550 Burrard Street Vancouver, B.C. V6C 2B5 Fax: 604.682.3941	QUEST CAPITAL CORP.
	By:	"Ken Gordon"
Name: Ken Gordon
Title: Chief Operating Officer

	By:	"Narinder Nagra"
Name: Narinder Nagra
Title: Chief Financial Officer

The Bank of Nova Scotia
Global Wholesale Services - Loan Administratio & Agency Operations
720 King West – 2nd Floor
Toronto, ON
M5V 2T3

- and copy to -

Scotia Capital
Corporate Banking - Loan Synidications
40 King Street West - 62nd Floor
Toronto, ON
M5W 2X6

Fax: 416.866.4037
THE BANK OF NOVA SCOTIA
By:	"V.W.Tyron"
Name: Vic Tyron, Director
Title: Director, Corporate Banking, Real Estate

Scotia Capital Corporate Banking – Corporate Real Estate 40 King Street West – 62nd Floor Toronto, ON M5W 2X6 Fax: 416.866.4037	THE BANK OF NOVA SCOTIA
	By:	"V.W.Tyron"
Name: Vic Tyron, Director
Title: Director, Corporate Banking, Real Estate

66 Wellington Street West 9th Floor – TD Tower Toronto, ON M5K 1A2 Fax: 416.982.8619	THE TORONTO-DOMINION BANK
	By:	"Ken McKinnon"
Name: Ken McKinnon
Title:Vice President, Corporate Credit Reality Group

200 – 885 W. Georgia Street Vancouver, BC V6C 3E9 Fax: 604.641.3095	HSBC BANK CANADA
	By:	"Dale Telfer and Wayne Berg"
Name: Dale Telfer & Wayne Berg
Title: Assistant Vice President and Vice President (respectively)

CREDIT AGREEMENT

Schedule 1.1(16) – Assignment and Assumption

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”).  Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee.  The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (a) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities) and (b) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (a) above (the rights and obligations sold and assigned pursuant to clauses (a) and (b) above being referred to herein collectively as, the “Assigned Interest”).  Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:
[and is an Affiliate/Approved Fund of [identify Lender]1]

3.	Borrower(s):

1  Select as applicable.

1.1(16) -	CREDIT AGREEMENT

4.	Administrative Agent:	The Bank of Nova Scotia
as the agent under the Credit Agreement

5.	Credit Agreement:
The Credit Agreement dated as of January 11, 2008 among Quest Capital Corp., as Borrower, the financial institutions and other entities from time to time party thereto, as Lenders, Scotia Capital and TD Securities, as Joint Lead Arrangers, The Toronto-Dominion Bank, as Syndication Agent and The Bank of Nova Scotia, as Administrative Agent, as amended, restated, supplemented, replaced or otherwise modified from time to time

6.	Assigned Interest:
Credit Facility Advances Assigned Aggregate Amount of Commitment for all Lenders[2]Amount of Commitment AssignedPercentage Assigned of CommitmentCUSIP Number Cdn$ Cdn$ % Cdn$ Cdn$ % Cdn$ Cdn$ %

7.	Trade Date:	][3]

[INTENTIONALLY LEFT BLANK]

2  Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

3  To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

1.1(16) -	CREDIT AGREEMENT

Effective Date:                                                      , 20            [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By:
Title

ASSIGNEE
[NAME OF ASSIGNEE]

By:
Title

[Consented to and][4] Accepted:

THE BANK OF NOVA SCOTIA as Administrative Agent

By:
Title

[Consented to][5]

[NAME OF RELEVANT PARTY]

By:
Title

4  To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

5  To be added only if the consent of the Borrower is required by the terms of the Credit Agreement.

1.1(16) -	CREDIT AGREEMENT

ANNEX 1 to Assignment and Assumption

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1.	Representations and Warranties.

(a) Assignor.  The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents or any collateral thereunder, (iii) the financial condition of the Borrower or any other Credit Party, any of their Subsidiaries or Affiliates or any other Person obligated in respect of any Document or (iv) the performance or observance by the Borrower or any other Credit Party, any of their Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Document.

(b) Assignee.  The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) as of the Effective Date, it is a resident of Canada for the purposes of Part XIII of the Income Tax Act (Canada); and (b) agrees that (i) it will, independently and without reliance on the, continue to make its own credit decisions in taking or not taking action under the Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Documents are required to be performed by it as a Lender.

2. Payments.  From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date.  The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3. General Provisions.  This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns.  This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption.  This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

1.1(16) -	CREDIT AGREEMENT

Schedule 1.1(20) – Bankers’ Acceptance

BANKER’S ACCEPTANCE		No.
To:	Due:

19

Bank

days after date (without grace)

Address

ACCEPTED

For value received pay to the order of the undersigned drawer the sum of Cdn$

Dollars
Cdn$

Payable At

Value Received and Charge to the Account of:
For

Per

Authorized Signature

Per

Authorized Signature

If appropriate, insert the following on the face:

This is a depository bill subject to the Depository Bills and Notes Act.

1.1(20) -	CREDIT AGREEMENT

Schedule 1.1(24) – Borrowing Base Certificate

Date

The Bank of Nova Scotia, as Administrative Agent
Scotia Capital
Corporate Banking – Loan Syndications
40 King Street West – 62nd Floor
Toronto, ON
M5W 2X6

Attention:                                Unit Head

Facsimile:                                416.866.3329

Dear Sirs/Mesdames:

Re:	Quest Capital Corp.
Month ended _________________.

I, ________________________, in my capacity as ____________________________ of Quest Capital Corp. (the “Borrower”), hereby certify on behalf of the Borrower and without personal liability that:

1.
I am familiar with and have examined the provisions of the credit agreement made as of January 11, 2008 among Quest Capital Corp., as Borrower, the financial institutions and other entities from time to time party thereto, as Lenders, Scotia Capital and TD Securities, as Joint Lead Arrangers, The Toronto-Dominion Bank, as Syndication Agent and The Bank of Nova Scotia, as Administrative Agent, as amended, restated, supplemented or otherwise modified from time to time (the “Credit Agreement”) and have made such reasonable investigations of corporate records and reasonable inquiries of other officers and senior personnel of the Borrower which in my opinion are sufficient to enable me to make an informed statement herein.  Capitalized terms used and not defined in this certificate shall have the meanings given to them in the Credit Agreement and all section references, unless stated otherwise, shall be references to sections of the Credit Agreement.

2.
Attached hereto as Annex 1 is a monthly borrowing base report as of ___________, 2___ [insert last day of month to which this certificate relates], which report is hereby certified to be true and correct in all material respects.

3.	Based on the foregoing and the attached monthly borrowing base report, as of, 2____ [insert last day of month to which this certificate relates]:

(a)	The aggregate principal amount of Qualified Mortgages less Preferred Claims is Cdn$ .

(b)	The Borrowing Base is Cdn$________________, being the lesser of the Total Commitment and 50% of the aggregate principal amount of the Qualified Mortgages less Preferred Claims.

(c)	The current outstanding Advances are Cdn$___________.

4.	At no time during the month ended to which this certificate relates, was the aggregate principal amount of all outstanding Advances, including Swing Line Loans, greater than the Borrowing Base.

5.	As of the date of this certificate no Default or Event of Default has occurred and is continuing.

QUEST CAPITAL CORP.

By:
Name:
Title:

By:
Name:
Title:

1.1(24) -	CREDIT AGREEMENT

ANNEX 1 – Monthly Borrowing Base Report

Quest Capital Corp.

As at                                                                , 20           .

Mortgage Loan Portfolio (net of syndication)		$
Less:
US Mortgage Loans		$
Mortgage Loans >75% of the Appraised Property Value		$
Mortgage Loans > $35,000,000		$
Mortgage Loans > 24 month term – see footnote1.		$
Impaired Mortgage Loans – see footnote 2.		$
Qualified Mortgage Loans (before deducting Second Mortgage Loans)		A$
Existing Second Mortgage Loans – see footnote 3.	B $
Maximum 15% of Qualified Mortgage Loans	C $
Second Mortgage Loans > 15% Qualified Mortgage Loans (B minus C or, if B is less than C, then 0)		D $
Qualified Mortgage Loans (A minus D)		E $
Preferred Claims		F $
Borrowing Base Margin (50% of (E less F))		G$
Total Commitment		H$
Borrowing Base (Lesser of G and H)		$

Prepared by:                                                                            Date:

Reviewed by:                                                                            Date:

Approved by:                                                                            Date:

Footnotes:

1.	Loans > 24 months – Credit Report data is based on time remaining to maturity. Borrowing Base is from date of closing of the mortgage loan.

2.	Impaired Mortgage Loans – Borrowing Base excludes loans with arrears > 90 days.

3.	Second Mortgages (i.e. mortgage loans where primary security is a second mortgage) – Borrowing Base Calculation net of impaired and otherwise non-qualifying mortgage loans.

1.1(24) -	CREDIT AGREEMENT

Schedule 1.1(25) – Branches of Account

Lender	Branch of Account
The Bank of Nova Scotia	Scotia Capital Corporate Banking – Corporate Real Estate 40 King Street West – 62nd Floor Toronto, ON M5W 2X6 Attention: Unit Head Fax: 416.866.4037
The Toronto-Dominion Bank	The Toronto-Dominion Bank 66 Wellington Street West 9th Floor – TD Tower Toronto, ON M5K 1A2 Attention: Angela Del Duca Fax: 416.982.8619
HSBC Bank Canada	HSBC Bank Canada 200 – 885 W. Georgia Street Vancouver, BC V6C 3E9 Attention: Dale Telfer Fax: 604.641.3095

1.1(25) -	CREDIT AGREEMENT

Schedule 1.1(36) – Commitments

Lender	Commitment	Swing Line Commitment
The Bank of Nova Scotia	Cdn$34,000,000	Cdn$5,000,000
The Toronto-Dominion Bank	Cdn$34,000,000
HSBC Bank Canada	Cdn$20,000,000
Total:	Cdn$88,000,000

1.1(36) -	CREDIT AGREEMENT

Schedule 1.1(39) – Compliance Certificate

Date

The Bank of Nova Scotia, as Administrative Agent
Scotia Capital
Corporate Banking – Loan Syndications
40 King Street West – 62nd Floor
Toronto, ON
M5W 2X6

Attention:                                Unit Head

Facsimile:                                416.866.3329

Dear Sirs/Mesdames:

Re:	Quest Capital Corp.
Fiscal [Quarter/Year] ended _________________.

I, ________________________, in my capacity as ____________________________ of Quest Capital Corp. (the “Borrower”), hereby certify on behalf of the Borrower and without personal liability that:

1.
I am familiar with and have examined the provisions of the credit agreement made as of  January 11, 2008 among Quest Capital Corp., as Borrower, the financial institutions and other entities from time to time party thereto, as Lenders, Scotia Capital and TD Securities, as Joint Lead Arrangers, The Toronto-Dominion Bank, as Syndication Agent and The Bank of Nova Scotia, as Administrative Agent, as amended, restated, supplemented or otherwise modified from time to time (the “Credit Agreement”) and have made such reasonable investigations of corporate records and reasonable inquiries of other officers and senior personnel of the Borrower which in my opinion are sufficient to enable me to make an informed statement herein.  Capitalized terms used and not defined in this certificate shall have the meanings given to them in the Credit Agreement and all section references, unless stated otherwise, shall be references to sections of the Credit Agreement.

2.	Based on the foregoing and as of the date of this certificate:

(a)
the representations and warranties of the Borrower contained in the Credit Agreement are true and correct when made or deemed to be made under the Credit Agreement [(except to the extent of any breach of representation and warranty that constitutes a Default or Event of Default, a description of which is attached hereto)];

(b)	no Default or Event of Default has occurred and is continuing [other than any Default or Event of Default, a description of which is attached hereto]; and

(c)
the covenants contained in the Credit Agreement have not been breached and I am not aware of any financial or other information which leads me to believe that any of such covenants will be breached during the next Fiscal Quarter of the Borrower.

3.	On a consolidated basis, calculated pursuant to Section 9.3, as of the end of the fiscal quarter ended ___________:

(a)	The Borrower’s Equity is Cdn$_______________;

(b)	EBITDA is Cdn$_________________;

(c)	The ratio of EBITDA to Interest Expense is ____:1; and

(d)	The ratio of Funded Debt to Tangible Total Assets is ____:1.

QUEST CAPITAL CORP.

By:
Name:
Title:

1.1(39) -	CREDIT AGREEMENT

Schedule 1.1(49) – Discount Note

Cdn$                                           Date

FOR VALUE RECEIVED, the undersigned unconditionally promises to pay on ______________, ______, to or to the order of ______________________________   (the “Holder”), the sum of Cdn$           with no interest thereon.

The undersigned hereby waives presentment, protest and notice of every kind and waives any defences based upon indulgences which may be granted by the Holder to any party liable hereon and any days of grace.

This promissory note evidences a BA Equivalent Loan, as defined in the credit agreement made as of January 11, 2008 among Quest Capital Corp., as Borrower, the financial institutions and other entities from time to time party thereto, as Lenders, Scotia Capital and TD Securities, as Joint Lead Arrangers, The Toronto-Dominion Bank, as Syndication Agent and The Bank of Nova Scotia, as Administrative Agent, as amended, restated, supplemented and otherwise modified from time to time (the “Credit Agreement”) and constitutes indebtedness to the Holder arising under the BA Equivalent Loan.  Payment of this note shall be made at the offices of ● at ●, Toronto, Ontario. Capitalized terms used and not defined herein have the meanings given to them in the Credit Agreement.

●

By:
Name:
Title:

1.1(49) -	CREDIT AGREEMENT

Schedule 1.1(95) – Permitted Liens

Lien in favour of IKON Office Solutions Inc. over photocopiers, photocopying machines and duplicating devices, together with all parts, accessories, accessions and attachments and all proceeds which are goods, chattel paper, securities, documents of title, instruments, money, intangibles, crops or licenses pursuant to Lease No. 4304839-001 in respect of which a financing statement has been registered pursuant to the Personal Property Security Act (British Columbia) on August 17, 2004 as Base Registration #880731B and Control #B6175180.

1.1(95) -	CREDIT AGREEMENT

Schedule 2.1(10) – Locations of Assets; Chief Executive Office

Chief Executive Office of each Credit Party:

Suite 1028
550 Burrard Street
Vancouver, B.C.
V6C 2B5

Location of Assets of Borrower:

As at Closing, the Borrower holds legal title and the Borrower holds beneficial title to mortgages of real property located in the provinces of British Columbia, Alberta, Saskatchewan and Ontario.

2.1(10) -	CREDIT AGREEMENT

Schedule 2.1(16) – Canadian Pension and Benefit Plans

Standard benefits included are:

•	Employee life insurance

•	Dependant life insurance

•	Accidental death

•	Extended health

The plan is underwritten by Manulife and is similar to most other programs.

Bonus Program consists of two elements:

Discretionary Bonuses:  These are paid out on a discretionary basis based on the profitability of the company and an individual’s performance.

Loan Production Pool:  This portion of the bonus program is designed to compensate production people for various levels of loan origination and works as follows:

•	An individual’s production must exceed his annual base salary divided by 33 basis points prior to any bonus being paid.

•	A bonus of 50 basis points is paid on the next $25 million and 75 basis points thereafter.

The above is paid quarterly based on loans funded.

•

2.1(16) -	CREDIT AGREEMENT

Schedule 2.1(19) – Corporate Organization Chart

75%
Castle Mountain
(California)
Reclamation completed:
l\t monitoring remains)
100%
Viceroy Gold Corporation
(Delaware)
100%
Viceroy Capital Corp.
(Nova Scotia
Quest Capital Corp. – Corporate Structure

Quest Capital Corp.
(Federal)

100%
QC Services Inc.
(British Columbia

QCC Corp Structure Jan08 1/7/2008 As at January 1, 2008

2.1(19) -	CREDIT AGREEMENT

Schedule 3.2 – Accordion Notice

The Bank of Nova Scotia
Global Wholesale Services – Loan Administration
& Agency Operations
720 King Street West – 2nd Floor
Toronto, ON
M5V 2T3

Attention:                                John Hall

Facsimile:                                416.866.5991

- and copy to -

The Bank of Nova Scotia, as Administrative Agent
Scotia Capital
Corporate Banking – Loan Syndications
40 King Street West – 62nd Floor
Toronto, ON
M5W 2X6

Attention:                                Unit Head

Facsimile:                                416.866.3329

Dear Sirs/Mesdames:

We refer to Section 3.2 of the credit agreement made as of January 11, 2008 among Quest Capital Corp., as Borrower, the financial institutions and other entities from time to time party thereto, as Lenders, Scotia Capital and TD Securities, as Joint Lead Arrangers, The Toronto-Dominion Bank, as Syndication Agent and The Bank of Nova Scotia, as Administrative Agent, as amended, restated, supplemented or otherwise modified from time to time (the “Credit Agreement”).  Capitalized terms used and not defined herein have the meanings given to them in the Credit Agreement.

We hereby confirm our request for an increase of Cdn$                                                                                                                     in the Total Commitment.

We hereby advise that (select one):

(a)	we have arranged for such requested increase to be provided by:

(insert name of bank which must be a bank named on Schedule I to the Bank Act (Canada) other than the Lenders and must agree to become a Lender and to be bound by all the terms and conditions of the Credit Agreement as a Lender); or

(b)	we hereby request each Lender to participate in such increase in accordance with their respective Rateable Portion.

Upon giving effect to the increase the Total Commitment will be Cdn$ .

The Borrower hereby represents and warrants that:

(a)	all necessary approvals under Applicable Laws, including all regulatory approvals, to the increase in the Total Commitment requested by this Accordion Notice have been obtained; and

(b)
at the time of this Accordion Notice and after giving effect to the increase in the Total Commitment provided for herein, no Default or Event of Default has or will have occurred and is or will be continuing.

Yours truly,

QUEST CAPITAL CORP.

By:

Name:

Title:

3.2 -	CREDIT AGREEMENT

Schedule 3.5(1) – Notice of Requested Advance

Date

The Bank of Nova Scotia
Global Wholesale Services – Loan Administration
& Agency Operations
720 King Street West – 2nd Floor
Toronto, ON
M5V 2T3

Attention:                                John Hall

Facsimile:                                416.866.5991

- and copy to -

The Bank of Nova Scotia, as Administrative Agent
Scotia Capital
Corporate Banking – Loan Syndications
40 King Street West – 62nd Floor
Toronto, ON
M5W 2X6

Attention:                                Unit Head

Facsimile:                                416.866.3329

Dear Sirs/Mesdames:

We refer to Section 3.5 of the credit agreement made as of January 11, 2008 among Quest Capital Corp., as Borrower, the financial institutions and other entities from time to time party thereto, as Lenders, Scotia Capital and TD Securities, as Joint Lead Arrangers, The Toronto-Dominion Bank, as Syndication Agent and The Bank of Nova Scotia, as Administrative Agent, as amended, restated, supplemented or otherwise modified from time to time (the “Credit Agreement”).  Capitalized terms used and not defined herein have the meanings given to them in the Credit Agreement.

We hereby confirm our request for an Advance as follows:

(a)	Prime Loan under the Credit Facilities for drawdown on ____________ in the amount of Cdn$.

(b)	Issue of Bankers’ Acceptances under the Credit Facilities as follows:

Issue Date ____________
Total Face Amount Cdn$____________
Contract Period of ____________ months terminating on  ____________.

[Insert payment instructions if payment to be made other than to Borrower’s Account]

The Borrower hereby represents and warrants that the conditions contained in Section 8.2 of the Credit Agreement have been satisfied and will be satisfied as of the date hereof and before and after giving effect to the Advance requested herein on the applicable Drawdown Date.

Yours truly,

QUEST CAPITAL CORP.

By: ________________________________
Name:
Title:

3.5(1) -	CREDIT AGREEMENT

Schedule 3.6 – Notice of Repayment

Date

The Bank of Nova Scotia
Global Wholesale Services – Loan Administration
& Agency Operations
720 King Street West – 2nd Floor
Toronto, ON
M5V 2T3

Attention:                                John Hall

Facsimile:                                416.866.5991

- and copy to -

The Bank of Nova Scotia, as Administrative Agent
Scotia Capital
Corporate Banking – Loan Syndications
40 King Street West – 62nd Floor
Toronto, ON
M5W 2X6

Attention:                                Unit Head

Facsimile:                                416.866.3329

Dear Sirs/Mesdames:

We refer to Section 3.6 of the credit agreement made as of January 11, 2008 among Quest Capital Corp., as Borrower, the financial institutions and other entities from time to time party thereto, as Lenders, Scotia Capital and TD Securities, as Joint Lead Arrangers, The Toronto-Dominion Bank, as Syndication Agent and The Bank of Nova Scotia, as Administrative Agent, as amended, restated, supplemented or otherwise modified from time to time (the “Credit Agreement”).  Capitalized terms used and not defined herein have the meanings given to them in the Credit Agreement.

We hereby give you irrevocable notice that we shall repay certain of the Advances under the Credit Facilities as follows (repeat for each Advance to be repaid):

1.	Date of repayment ________/________/________.

2.	Aggregate amount of repayment of Cdn$____________________ in accordance with the following:

Prime Loans of Cdn$ ______________________________

Bankers’ Acceptances of Cdn$_______________________

Yours truly,

QUEST CAPITAL CORP.

By: _______________________________
Name:
Title:

3.6 -	CREDIT AGREEMENT

Schedule 3.7(8) – Notice of Rollover of Bankers’ Acceptances

Date

The Bank of Nova Scotia
Global Wholesale Services – Loan Administration
& Agency Operations
720 King Street West – 2nd Floor
Toronto, ON
M5V 2T3

Attention:                                John Hall

Facsimile:                                416.866.5991

- and copy to -

The Bank of Nova Scotia, as Administrative Agent
Scotia Capital
Corporate Banking – Loan Syndications
40 King Street West – 62nd Floor
Toronto, ON
M5W 2X6

Attention:                                Unit Head

Facsimile:                                416.866.3329

Dear Sirs/Mesdames:

We refer to Section 3.7(8) of the credit agreement made as of January 11, 2008 among Quest Capital Corp., as Borrower, the financial institutions and other entities from time to time party thereto, as Lenders, Scotia Capital and TD Securities, as Joint Lead Arrangers, The Toronto-Dominion Bank, as Syndication Agent and The Bank of Nova Scotia, as Administrative Agent, as amended, restated, supplemented or otherwise modified from time to time (the “Credit Agreement”).  Capitalized terms used and not defined herein have the meanings given to them in the Credit Agreement.

We hereby confirm that the following Bankers’ Acceptances under the Credit Facilities are to be rolled over in accordance with Section 3.7(8) of the Credit Agreement by the issuance of new Bankers’ Acceptances on the current maturity date with the new maturity date specified below:

(i)	Aggregate face amount of maturing Bankers’ Acceptances Cdn$____________________.

(ii)	Current maturity date __________/__________/__________.

Day	Month	Year

(iii)	New Aggregate face amount Cdn$____________________.

(iv)	New Contract Period __________ months.

(v)	New maturity date __________/__________/__________.

Day	Month	Year

The Borrower hereby represents and warrants that the conditions contained in Section 8.2 of the Credit Agreement have been satisfied and will be satisfied as of the date hereof and before and after giving effect to such Rollover on the applicable Rollover Date.

Yours truly,

QUEST CAPITAL CORP.

By: _______________________________
Name:
Title:

3.7(8) -	CREDIT AGREEMENT

Schedule 3.9 – Conversion Option Notice

Date

The Bank of Nova Scotia
Global Wholesale Services – Loan Administration
& Agency Operations
720 King Street West – 2nd Floor
Toronto, ON
M5V 2T3

Attention:                                John Hall

Facsimile:                                416.866.5991

- and copy to -

The Bank of Nova Scotia, as Administrative Agent
Scotia Capital
Corporate Banking – Loan Syndications
40 King Street West – 62nd Floor
Toronto, ON
M5W 2X6

Attention:                                Unit Head

Facsimile:                                416.866.3329

Dear Sirs/Mesdames:

We refer to Section 3.9 of the credit agreement made as of January 11, 2008 among Quest Capital Corp., as Borrower, the financial institutions and other entities from time to time party thereto, as Lenders, Scotia Capital and TD Securities, as Joint Lead Arrangers, The Toronto-Dominion Bank, as Syndication Agent and The Bank of Nova Scotia, as Administrative Agent, as amended, restated, supplemented or otherwise modified from time to time (the “Credit Agreement”).  Capitalized terms used and not defined herein have the meanings given to them in the Credit Agreement.

We hereby give notice of our irrevocable request for a conversion of Advances in the amount of Cdn$ outstanding by way of [Prime Loans/Bankers’ Acceptances] into corresponding Advances by way of [Prime Loans/Bankers’ Acceptances] on the  day of , 20.  [The last day of the relevant Contract Period for the Bankers’ Acceptances is the   day of  , 20  .]

We wish to convert the following Advances on: ___/_____/_____.

                                                    Day             Month                       Year

Type of Advance Outstanding	Amount to be Converted	Type of Advance Requested by Conversion
Prime Loans	Cdn$	Bankers’ Acceptances
Bankers’ Acceptances	Cdn$	Prime Loans

The new Contract Period if converting to Bankers’ Acceptances shall be months with a new maturity date of ___/_____/_____.

                               Day  Month  Year

The Borrower hereby represents and warrants that the conditions contained in Section 8.2 of the Credit Agreement have been satisfied and will be satisfied as of the date hereof and before and after giving effect to such Conversion on the applicable Conversion Date.

Yours truly,

QUEST CAPITAL CORP.

By:
Name:
Title:

3.9-	CREDIT AGREEMENT

Schedule 5.4 – Notice of Cancellation of Credit Facilities

Date

The Bank of Nova Scotia
Global Wholesale Services – Loan Administration
& Agency Operations
720 King Street West – 2nd Floor
Toronto, ON
M5V 2T3

Attention:                                John Hall

Facsimile:                                416.866.5991

- and copy to -

The Bank of Nova Scotia, as Administrative Agent
Scotia Capital
Corporate Banking – Loan Syndications
40 King Street West – 62nd Floor
Toronto, ON
M5W 2X6

Attention:                                Unit Head

Facsimile:                                416.866.3329

Dear Sirs/Mesdames:

We refer to Section 5.4 of the credit agreement made as of January 11, 2008 among Quest Capital Corp., as Borrower, the financial institutions and other entities from time to time party thereto, as Lenders, Scotia Capital and TD Securities, as Joint Lead Arrangers, The Toronto-Dominion Bank, as Syndication Agent and The Bank of Nova Scotia, as Administrative Agent, as amended, restated, supplemented and otherwise modified from time to time (the “Credit Agreement”).  Capitalized terms used and not defined herein have the meanings given to them in the Credit Agreement.

We hereby give you notice of cancellation and reduction in the amount of Cdn$____________ of the Total Commitment effective as at ___________________________ [insert date, which shall be no earlier than five (5) Business Days after the date on which this Notice of Cancellation is received by the Administrative Agent].

Following such cancellation, the Total Commitment shall be Cdn$____________.

Yours truly,

QUEST CAPITAL CORP.

By:___________________________
Name:
Title:

Error! Unknown document property name.	5.4 -	CREDIT AGREEMENT